Filed Pursuant to Rule 424(b)(3)

Registration No. 333-206017

CNL HEALTHCARE PROPERTIES II, INC.

STICKER SUPPLEMENT NO. 1 DATED NOVEMBER 28, 2017

TO THE PROSPECTUS DATED APRIL 26, 2017

This sticker supplement no. 1 is part of, and should be read in conjunction with, our prospectus dated April 26, 2017. This sticker supplement replaces all prior sticker supplements to the prospectus. Unless otherwise defined herein, capitalized terms used in this sticker supplement have the same meanings as prescribed to them in the prospectus.

The purpose of this sticker supplement is to disclose:

•	the status of the offering;

•	updates to the terms of the offering;

•	our estimated net asset value (“NAV”) per share;

•	updated information regarding the offering prices for our shares;

•	information regarding our share redemption plan;

•	an update to the disclosure regarding discounts in the “Plan of Distribution” section of the prospectus;

•	updates to our management;

•	updates to the cover page;

•	updates to our risk factors;

•	updated information regarding our distribution policy;

•	updated experts information;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2017;

•	updated quantitative and qualitative disclosures about market risk; and

•	our condensed consolidated financial statements and the notes thereto as of and for the period ended September 30, 2017.

Status of the Offering

We commenced this offering of up to $2,000,000,000 in shares of Class A, Class T or Class I common stock on March 2, 2016. On July 11, 2016, we broke escrow through the sale of 250,000 Class A shares to our advisor for $2.5 million. As described in the prospectus, we do not pay selling commissions or dealer manager fees in connection with the sale of Class A shares to our advisor. As of August 25, 2017, we had received gross offering proceeds of approximately $20.1 million, which is sufficient to satisfy the minimum offering amounts in all states where we are conducting this offering except Pennsylvania, which has a minimum offering amount of $87.5 million. As of November 20, 2017, we had accepted aggregate gross offering proceeds of approximately $27.6 million in the primary offering and $0.2 million in the distribution reinvestment plan.

Except with respect to subscriptions from Pennsylvania, subscribers should make their checks payable to “CNL Healthcare Properties II, Inc.” Until we have raised $87.5 million Pennsylvania investors should continue to make their checks payable to “UMB Bank, N.A., Escrow Agent for CNL Healthcare Properties II, Inc.”

As of November 20, 2017, there are approximately $1,972 million of shares of common stock available for sale in this offering, including approximately $249.8 million of shares under the distribution reinvestment plan.

Terms of the Offering

The following disclosure replaces the similar disclosure in the section of the prospectus entitled “How to Subscribe” and all related disclosure throughout the prospectus.

•	Except with respect to subscriptions from Pennsylvania investors, deliver your check payable to “CNL Healthcare Properties II, Inc.” for the full purchase price of the shares of our common stock being subscribed for, along with a completed, executed subscription agreement to your participating broker-dealer.

•	Pennsylvania investors should make checks payable to “UMB Bank, N.A., Escrow Agent for CNL Healthcare Properties II, Inc.” until such time as we have raised $87,500,000 in subscription proceeds, and the funds are released from escrow. At that time, we will notify our dealer manager and participating brokers and ask that checks thereafter be made payable to “CNL Healthcare Properties II, Inc.” See “Plan of Distribution—The Offering” and “Plan of Distribution—Subscription Procedures.”

The following disclosure replaces the fifth paragraph in the section of the prospectus entitled “Plan of Distribution—The Offering” and all related disclosure throughout the prospectus.

This offering commenced on March 2, 2016. On July 11, 2016, we broke escrow through the sale of 250,000 Class A shares to our advisor for $2.5 million. As of August 25, 2017, we had received gross offering proceeds of approximately $20.1 million, which is sufficient to satisfy the minimum offering amounts in all states where we are conducting this offering except Pennsylvania, which has a minimum offering amount of $87.5 million. Subscription funds from Pennsylvania investors will be held in escrow until we sell $87.5 million in shares of common stock. The offering proceeds from Pennsylvania investors will be held in an interest bearing escrow account at the escrow agent, UMB Bank, N.A., until we meet the minimum offering requirement. Thereafter, the offering proceeds will be released to us and will be available for investment or the payment of fees and expenses as soon as we accept your subscription agreement. We generally intend to admit stockholders on a daily basis. Subject to certain exceptions, you must initially invest at least $5,000 in shares of our common stock. We may continue to offer shares of our common stock until the earlier of the date on which the maximum offering amount has been sold, or March 2, 2018, unless extended for an additional period in accordance with Commission rules. However, in certain states the offering may continue for just one year unless we renew the offering period. We reserve the right to terminate this offering at any time.

The following disclosure replaces the similar disclosure in the second paragraph in the section of the prospectus entitled “Plan of Distribution—Subscription Procedures” and all related disclosure throughout the prospectus.

Checks may be made payable to “CNL Healthcare Properties II, Inc.,” except for Pennsylvania investors. Pennsylvania investors should make checks payable to “UMB Bank, N.A., Escrow Agent for CNL Healthcare Properties II, Inc.” until we have accepted subscriptions for shares totaling at least $87,500,000. Completed subscription agreements from Pennsylvania investors and the subscribers’ checks will be sent directly to the transfer agent by the participating brokers, and our transfer agent will deliver such checks to the escrow agent no later than the close of business on the day that the transfer agent receives the checks.

The following disclosure replaces the similar disclosure in the third paragraph in the section of the prospectus entitled “Plan of Distribution—Subscription Procedures” and all related disclosure throughout the prospectus.

If the subscription documents from Pennsylvania investors are found to be in good order, then the investor’s funds will remain in escrow pending our receipt and acceptance of subscriptions for the minimum offering amount. If the subscription documents are rejected for any reason, we will instruct the escrow agent to promptly issue a refund payment payable to the subscriber to be transmitted to our transfer agent for return to the subscriber.

Estimated Net Asset Value Per Share

On September 15, 2017, our board of directors unanimously approved $10.00 as the estimated NAV per share of each class of our common stock outstanding as of June 30, 2017, based on the estimated value of our assets less the estimated value of our liabilities, divided by 1,634,493 shares issued and outstanding as of June 30, 2017. There have been no material changes between June 30, 2017 and the date of this supplement that would impact the overall estimated NAV per share. Also on September 15, 2017, our board of directors unanimously approved offering prices for each class of shares of our common stock to be sold in this public offering based on the estimated NAV per share for each class plus applicable upfront selling commissions and dealer manager fees, effective September 19, 2017. Establishing offering prices based on the estimated NAV per share for each class of shares did not cause any change in the current offering prices for each class of shares. Accordingly, the offering prices will remain $10.93, $10.50 and $10.00 per share for the purchase of Class A, Class T and Class I shares of our common stock, respectively, in our ongoing primary public offering.

In establishing the estimated NAV, our board of directors engaged an independent investment banking firm that specializes in providing real estate financial services, CBRE Capital Advisors, Inc. (“CBRE Cap”), to provide (i) property-level and aggregate valuation analyses of the company, (ii) a range for the estimated NAV per share for each class of shares of our common stock; and (iii) consideration of other information provided by our advisor.

Background

In September 2017, our board of directors initiated a process to estimate our NAV to (i) provide existing investors and broker-dealers with increased transparency and an estimated value of our shares based on the value of our current portfolio as of June 30, 2017; and (ii) furnish potential new investors and broker-dealers with updated information regarding our performance and assets to enhance a better understanding of the company. The valuation committee of our board of directors (the “Valuation Committee”), comprised solely of our independent directors, was charged with oversight of the valuation process, including review and approval of the valuation process and methodology, the consistency of the valuation methodology with real estate industry standards and practices, and the reasonableness of the assumptions utilized in the valuation. On the recommendation of the Valuation Committee and the approval of our board of directors, we engaged CBRE Cap as our independent valuation expert.

From CBRE Cap’s engagement through the issuance of its valuation report as of September 8, 2017, (the “Valuation Report”), CBRE Cap held discussions with our advisor and conducted or commissioned such appraisals, investigations, research, review and analyses as it deemed necessary. The Valuation Committee, upon its receipt and review of the Valuation Report, concluded that the range of $9.82 and $10.62 for our estimated NAV per share for each class of our common stock proposed in CBRE Cap’s Valuation Report was reasonable, and recommended to our board of directors that it adopt $10.00 as the estimated NAV per share of each class of our common stock, which value falls within the range determined by CBRE Cap in its Valuation Report. At a special meeting of our board of directors held on September 15, 2017, our board of directors accepted the recommendation of the Valuation Committee and approved $10.00 as the estimated NAV per share of each class of our common stock as of June 30, 2017, exclusive of any portfolio premium. Our board of directors also approved the offering prices of $10.93 per share for Class A shares, $10.50 per share for Class T shares and $10.00 per share for Class I shares, based on the estimated NAV per share for each class of our common stock plus applicable upfront selling commissions and dealer manager fees, effective September 19, 2017. CBRE Cap is not responsible for the estimated value per share approved by our board of directors and did not participate in the determination of the offering prices for each class of shares of our common stock.

Valuation Methodologies

In preparing the Valuation Report, CBRE Cap, among other things:

•	reviewed financial and operating information requested from or provided by our advisor;

•	reviewed and discussed with senior management of the company and our advisor the historical and anticipated future financial performance of our property, including forecasts prepared by our advisor;

•	commissioned a restricted use appraisal which contained analysis on our real property asset (the “MAI Appraisal”) and performed analyses and studies for the property;

•	conducted or reviewed CBRE Cap proprietary research, including market and sector capitalization rate surveys;

•	reviewed third-party research, including Wall Street equity reports and online data providers;

•	compared financial information of the company to similar information of companies that CBRE Cap deemed to be comparable;

•	reviewed our reports filed with the U.S. Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2016; and

•	reviewed the interim financial statements for the period ended June 30, 2017.

The MAI Appraisal of our property was performed in accordance with Uniform Standards of Professional Appraisal Practice (“USPAP”). The MAI Appraisal was commissioned by CBRE Cap from CBRE Valuation and Advisory Services, a CBRE affiliate that conducts appraisals and valuations of real properties. The MAI Appraisal was prepared by personnel who are members of the Appraisal Institute and have the Member of Appraisal Institute (“MAI”) designations. CBRE Appraisal Group is not responsible for the estimated value per share approved by our board of directors and did not participate in the determination of the offering prices for each class of shares of our common stock.

As of June 30, 2017, we owned one real estate investment consisting of a seniors housing community in Pensacola, Florida.

Our real estate property was classified as a wholly owned operating asset in the Valuation Report. Our board of directors considered the following valuation methodologies with respect to such asset class, which were applied by CBRE Cap and summarized in its Valuation Report:

Operating Asset. Unlevered, ten-year discounted cash flow analysis from the MAI Appraisal was created for our wholly owned, fully operational property. The “terminal capitalization rate” method was used to calculate terminal value of the asset, with such rate based on the specific geographic location of the asset and other relevant factors.

Debt. The company’s debt from our June 30, 2017 balance sheet, with certain adjustments related to amortized loan costs and was reviewed for reasonableness by CBRE Cap and utilized in its Valuation Report.

Valuation Summary; Material Assumptions

The valuation process used by the company to determine an estimated NAV was designed generally in accordance with certain recommendations of the Investment Program Association, a trade association for non-listed direct investment vehicles (the “IPA”), in the Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the IPA in April, 2013.

The following table summarizes the key assumptions that were employed by CBRE Cap in the discounted cash flow model to estimate the value of our operating asset as of June 30, 2017.

TABLE OF MAJOR INPUTS
Assumptions	June 30, 2017 Amount / Range
Discount rates
Wholly Owned Property
Senior Housing Property	8.71% - 8.29%
Terminal capitalization rates
Wholly Owned Property
Senior Housing Property	7.69% - 7.31%

In its Valuation Report, CBRE Cap included an estimate of the June 30, 2017 value of our assets, including cash and other assets net of payables, accruals and other liabilities. Such values were derived from our adjusted balance sheet as of June 30, 2017.

In its Valuation Report, CBRE Cap estimated the value of our equity interest in our real estate portfolio to be in the range of $23.3 million to $24.6 million and our net asset value to range between $16.06 million and $17.36 million, or between $9.82 and $10.62 per share, based on a share count of 1,634,493 shares issued and outstanding as of June 30, 2017.

The valuation range was calculated by varying the discount rates and terminal capitalization rates by 2.5% in either direction, which represents a 5% sensitivity. CBRE Cap set the range at a weighted average of approximately 42 basis points on the discount rate and approximately 38 basis points on the terminal capitalization rate. The terminal capitalization rate was used to calculate the terminal value of the asset and was sourced from the MAI Appraisal, which was based on location, asset quality and supply and demand metrics.

Taking into consideration the reasonableness of the valuation methodologies, assumptions and estimated range of values contained in CBRE Cap’s Valuation Report, the Valuation Committee recommended that our board of directors approve $10.00 as the estimated value per share and our board of directors ultimately approved $10.00 as the estimated value per share of each class of our common stock. As with any valuation methodology, the methodologies considered by the Valuation Committee and our board of directors, in reaching an estimate of the value of our shares, are based upon all of the foregoing estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the value of our shares.

The following table summarizes the material components of our net asset value and NAV estimates as of June 30, 2017:

Table of Value Estimates for Components of Net Asset Value

	Value as of 6/30/17 ($ in 000’s)	Value as of 6/30/17 Per Share
Present value of wholly owned operating asset	$23,600	$14.44
Cash and cash equivalents	9,525	5.82
Other assets	196	0.12
Wholly-owned debt outstanding	(16,363)	(10.01)
Accounts payable and other accrued expenses	480	(0.29)
Other liabilities	121	(0.08)

Net asset value	$16,358	$10.00

Additional Information Regarding the Valuation, Limitations of Estimated Share Value and the Engagement of CBRE Cap

Throughout the valuation process, the Valuation Committee, our advisor and senior members of our management reviewed, confirmed and approved the processes and methodologies and their consistency with real estate industry standards and best practices.

CBRE Cap’s Valuation Report was based upon market, economic, financial and other information, circumstances and conditions existing prior to June 30, 2017, and any material change in such information, circumstances and/or conditions may have a material effect on our estimated NAV. CBRE Cap’s valuation materials were addressed solely to our board of directors to assist it in establishing an estimated value of each class of our common stock. CBRE Cap’s valuation materials were not addressed to the public and should not be relied upon by any other person to establish an estimated value of each class of our common stock. CBRE Cap’s Valuation Report does not constitute a recommendation by CBRE Cap to purchase or sell any shares of our common stock.

In connection with its review, while CBRE Cap reviewed for reasonableness the information supplied or otherwise made available to it by us or our advisor, CBRE Cap assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and did not undertake any duty or responsibility to verify independently any of such information. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with CBRE Cap, CBRE Cap assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the company, and relied upon the company to advise CBRE Cap promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. In preparing its valuation materials, CBRE Cap did not, and was not requested to, solicit third party indications of interest for the company in connection with possible purchases of our securities or the acquisition of all or any part of the company.

In performing its analyses, CBRE Cap made numerous assumptions as of various points in time with respect to industry performance, general business, economic and regulatory conditions, current and future rental market for our operating property and other matters, many of which are necessarily subject to change and beyond the control of CBRE Cap and the company. The analyses performed by CBRE Cap are not necessarily indicative of actual values, trading values or actual future results of our common stock that might be achieved, all of which may be significantly more or less favorable than suggested by the Valuation Report. The analyses do not purport to be appraisals or to reflect the prices at which the property may actually be sold, and such estimates are inherently subject to uncertainty. The actual value of our common stock may vary significantly depending on numerous factors that generally impact the price of securities, the financial condition of the company and the state of the real estate industry more generally. Accordingly, with respect to the estimated NAV of each class of our common stock, neither we nor CBRE Cap can give any assurance that:

•	a stockholder would be able to resell his or her shares at this estimated value for the respective class of shares;

•	a stockholder would ultimately realize distributions per share equal to our estimated NAV for the respective class of shares of common stock upon liquidation of our assets and settlement of our liabilities or a sale of the company;

•	our shares would trade at a price equal to or greater than the estimated NAV for the respective class of shares if we listed them on a national securities exchange; or

•	the methodology used to estimate our NAV would be acceptable to FINRA or under ERISA for compliance with its reporting requirements.

The June 30, 2017, estimated NAV was determined by our board of directors at a special meeting held on September 15, 2017. The value of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets. We currently expect to continue to determine our estimated NAV at least annually.

CBRE Group, Inc., (“CBRE”) is a Fortune 500 and S&P 500 company headquartered in Los Angeles, California and one of the world’s largest commercial real estate services and investment firms (in terms of 2016 revenue). CBRE Cap, a FINRA registered broker-dealer and a subsidiary of CBRE, is an investment banking firm that specializes in providing real estate financial services. CBRE Cap and affiliates possess substantial experience in the valuation of assets similar to those owned by us and regularly undertake the valuation of securities in connection with public offerings, private placements, business combinations and similar transactions. For the preparation of the Valuation Report, we paid CBRE Cap a customary fee for services of this nature, no part of which was contingent relating to the provision of services or specific findings. We have not engaged CBRE Cap for any other services.

During the past three years affiliates of the company have engaged CBRE Cap and other affiliates of CBRE for various real estate-related services and/or to serve as a third-party valuation advisor. We anticipate that CBRE Cap and other affiliates of CBRE will continue to provide similar services to us and our affiliates in the future. In addition, we may in our discretion engage CBRE Cap to assist our board of directors in future determinations of our estimated NAV. We are not affiliated with CBRE, CBRE Cap or any of their affiliates. While we and our affiliates have engaged and/or may engage in the future CBRE, CBRE Cap or their affiliates for commercial real estate services of various kinds, we believe that there are no material conflicts of interest with respect to our engagement of CBRE Cap. In the ordinary course of its business, CBRE, its affiliates, directors and officers may structure and effect transactions for its own account or for the accounts of its customers in commercial real estate assets of the same kind and in the same markets as our assets.

Distribution Reinvestment Plan

We will continue to offer shares of each class of our common stock pursuant to our distribution reinvestment plan. Effective October 3, 2017, the price for sales of shares under the distribution reinvestment plan is equal to the NAV per share for each class of shares of our common stock, as applicable.

Redemption Plan

Our Amended and Restated Redemption Plan continues to provide eligible stockholders with limited interim liquidity by enabling them to sell shares back to the company prior to any listing of our shares.

Effective October 3, 2017, under the Amended and Restated Redemption Plan, all shares of common stock or fractions thereof that have been held for at least one year may be submitted for redemption at an amount equal to our estimated NAV per share for each class, as applicable, as of the redemption date.

There is no assurance that there will be sufficient funds available for redemption or that we will redeem shares and, accordingly, a stockholder’s shares may not be redeemed. The Amended and Restated Redemption Plan does not limit our ability to repurchase shares from stockholders by any other legally available means for any reason that our advisor, in its discretion, deems to be in our best interests. None of our sponsor, advisor, any member of our board of directors, or any of their affiliates will receive any fee in connection with the repurchase of shares by the company under the Amended and Restated Redemption Plan.

Plan of Distribution—Compensation Paid for Sales of Shares—Front-End Selling Commissions, Dealer Manager Fee and Discounts (Class A and Class T Shares)

The following disclosure replaces the disclosure in the “Plan of Distribution—Compensation Paid for Sales of Shares—Front-End Selling Commissions, Dealer Manager Fee and Discounts (Class A and Class T Shares)” section of the prospectus.

Except for the special sales, fee arrangements or volume discounts described later in this section, we will pay the dealer manager selling commissions and dealer manager fees of 8.5% of the sale price per Class A share, or approximately $0.93 per share, for Class A shares sold in the primary offering, and 4.75% of the sale price per Class T share, or approximately $0.50 per share, for Class T shares sold in the primary offering. For Class A shares sold in the primary offering, the maximum selling commission is 6.0% of the sale price and the maximum dealer manager fee is 2.5% of the sale price. For Class T shares sold in the primary offering, our dealer manager may elect the respective amounts of the commission and dealer manager fee, provided that the commission shall not exceed 3.0% of the gross proceeds from the completed sale of such Class T shares sold in the primary offering. Reduced selling commissions will be paid with respect to certain volume discount sales of Class A shares and Class T shares. The dealer manager may reallow all or a portion of the selling commissions and dealer manager fees to participating broker-dealers as compensation for their services in soliciting and obtaining subscriptions and for marketing the shares in connection with the primary offering, which includes coordinating the marketing of the shares with any participating broker-dealers. We will not pay any selling commissions or dealer manager fees in connection with sales of Class I shares in the primary offering. No selling commissions or dealer manager fees will be paid on any Class A, Class T or Class I shares sold pursuant to the distribution reinvestment plan.

The selling commission and/or dealer manager fee may be reduced or eliminated in connection with certain categories of sales, such as sales for which a volume discount applies, sales through certain investment advisory representatives and sales made, subject to the agreement of our dealer manager, to certain investors who have agreed with a participating broker-dealer to reduce or eliminate the selling commission and/or the dealer manager fee. The net proceeds we receive will not be affected by such sales of shares at a discount.

We expect our dealer manager to utilize multiple distribution channels to sell our Class A and Class T shares, including through FINRA-registered broker-dealers and financial intermediaries exempt from broker-dealer registration. In the event of the sale of shares in our primary offering by broker-dealers that are members of FINRA, the purchase price generally will be $10.93 per Class A share and $10.50 per Class T share. Selling commissions and dealer manager fees generally will be paid in connection with such sales. In the event of the sale of Class A shares in our primary offering through certain investment advisory representatives as described below, the purchase price of such shares will be $10.27 per share, reflecting the fact that we will not pay our dealer manager the 6.00% selling commission on such Class A shares, as described in more detail below. The Class T shares will not be sold through investment advisory representatives.

Management

The following disclosure updates the section entitled “Management – Directors and Executive Officers” and all related disclosure throughout the prospectus.

On June 12, 2017, our board of directors appointed L. Burke Rainey, age 34, to serve as our chief accounting officer and vice president, effective as of June 12, 2017. In connection with Mr. Rainey’s appointment, Ixchell C. Duarte, who has served as our chief accounting officer and senior vice president since January 2016, will resign as our chief accounting officer and will continue to serve as our senior vice president, effective as of June 12, 2017.

The following is a summary of Mr. Rainey’s business experience and other biographical information:

L. Burke Rainey, Vice President and Chief Accounting Officer. Mr. Rainey has served as our vice president and chief accounting officer since June 2017. He previously served as our controller from the Company’s inception to June 2017. Mr. Rainey has also served as the controller of CNL Healthcare Properties, Inc., a public non-traded REIT, from April 2014 to June 2017 and as their director of accounting and financial reporting from November 2012 to March 2014. Mr. Rainey also served in comparable positions at Global Income Trust, Inc., a public non-traded REIT, from November 2012 through the completion of its exit strategy and dissolution in December 2015. Prior to joining the Company, Mr. Rainey worked in the assurance practice of Ernst & Young LLP’s Miami office; most recently serving as an audit manager on several multinational clients. He is a licensed certified public accountant in the State of Florida and a chartered global management accountant. Mr. Rainey received a B.B.A with a major in accountancy and an M.S.A with a concentration in financial reporting and assurance services from the Mendoza College of Business at the University of Notre Dame.

Cover Page

The following disclosure replaces the similar risk factor found on the cover page of the prospectus.

As of the date of this supplement, a significant portion of distributions paid to stockholders have been funded with the net proceeds from shares sold in this offering. We may have difficulty funding our distributions with funds provided by cash flows from operating activities; therefore, during our offering stage or until we generate sufficient operating cash flow, it is likely we will continue to fund a portion of distributions to our stockholders with cash flows from financing activities, which may include borrowings and net proceeds from shares sold in this offering, cash resulting from a waiver or deferral of fees or expense reimbursements otherwise payable to our advisor or its affiliates, cash resulting from our advisor or its affiliates paying certain of our expenses, and proceeds from the sales of assets or from our cash balances (which may constitute a return of capital). The use of these sources to pay distributions could adversely impact the value of your shares.

Risk Factors

The following risk factors replace the ninth and twelfth risk factors in the section of the prospectus entitled “Risk Factors—Risks Related to This Offering,” the similar risk factors in the section of the prospectus entitled “Prospectus Summary—Summary Risk Factors,” and all related disclosure throughout the prospectus.

Our offering prices per share for each class of our shares are primarily based on the estimated NAV per share of each class of our shares plus applicable upfront selling commissions and dealer manager fees, but also based upon subjective judgments, assumptions and opinions by management, which may or may not turn out to be correct. Therefore, our offering prices may not reflect the amount that might be paid to you for your shares in a market transaction and may not be indicative of the price at which our shares would trade if they were actively traded.

On September 15, 2017, our board of directors approved an estimated NAV per share of $10.00 for each class of shares of our common stock as of June 30, 2017. To assist FINRA members and their associated persons that participate in this offering of common stock in meeting their customer account statement reporting obligations pursuant to applicable FINRA and NASD Conduct Rules, we will disclose in our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and/or in our Current Reports on Form 8-K, our estimated NAV per share of each class of our shares. This estimated value per share will be accompanied by any disclosures required under the FINRA and NASD Conduct Rules.

The estimated NAV per share for each class of our shares will be based on valuations of our assets and liabilities performed at least annually, by, or with the material assistance or confirmation of, a third-party valuation expert or service and will generally be consistent with the recommendations in the Investment Program Association Practice Guideline 2013-01- Valuations of Publicly Registered, Non-Listed REITs. The three share classes in this offering are meant to provide broker-dealers with more flexibility to facilitate investment in us and are offered partially in response to recent changes to the applicable FINRA and NASD Conduct Rules regarding the reporting of our estimated NAV per share of each class of our shares.

Our board of directors determined the offering price of each class of our shares based upon a number of factors but primarily based on the estimated NAV per share of our shares determined by our board of directors. Although we established the estimated NAV per share generally in accordance with our valuation policy and certain recommendations and methodologies of the Investment Program Association, the valuation methodologies used by the independent valuation firm retained by our board of directors to estimate the value of our property and the estimated NAV of each class of our shares as of June 30, 2017 involved subjective judgments, assumptions and opinions, which may or may not turn out to be correct. Our board of directors also took into consideration applicable upfront selling commissions and dealer manager fees of this offering in establishing the current offering prices for each class of our shares. As a result of these, as well as other factors, our offering prices for each class of our shares may not reflect the amount that might be paid to you for your shares in a market transaction or of the proceeds that you would receive if we were liquidated or dissolved and the proceeds were distributed to our stockholders. See “Description of Capital Stock—Valuation Policy” for a description of our policy with respect to valuations of our common stock.

The estimated NAV per share of each class of our shares is based upon a valuation of our property as of June 30, 2017 and does not take into account how developments subsequent to the valuation date related to individual assets, the financial or real estate markets or other events may have increased or decreased the value of our portfolio. The valuation and appraisal of our property are estimates of fair value and may not necessarily correspond to realizable value upon the sale of the property. Therefore, our estimated NAV per share for each class of our shares may not reflect the amount that would be realized upon a sale of our property.

On September 15, 2017, our board of directors approved a NAV per share of $10.00 for each class of shares of our common stock as of June 30, 2017. We intend to use this NAV as the estimated per share value of each class of our shares until the next net asset valuation approved by our board of directors. We expect to perform a net asset valuation at least annually. We will disclose future estimates of our NAV to stockholders in our filings with the Commission.

Further, our estimated NAV per share is based on the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares outstanding, all as of June 30, 2017. We did not make any adjustments to our estimated NAV subsequent to June 30, 2017, including adjustments relating to, among others, the issuance of common stock, the payment of related offering costs, net operating income earned or distributions declared. The NAV of our shares will fluctuate over time in response to a number of factors, including but not limited to the proceeds raised from this offering, future investments, the performance of individual assets in our portfolio, the management of those assets, and the real estate and finance markets.

For the purposes of calculating our estimated NAV per share of each class of our shares, we retained an investment banking firm as valuation expert to provide a range of per share values for our and a valuation of our property as of June 30, 2017. The valuation methodologies used to estimate the NAV of each class of our shares, as well as the value of our property, involved certain subjective judgments, including but not limited to, discounted cash flow analysis. Ultimate realization of the value of an asset depends to a great extent on economic and other conditions beyond our control and the control of our advisor and our valuation expert. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. Therefore, the valuation of our property may not correspond to the realizable value upon a sale of the asset. Because the price you will pay for shares in this offering is primarily based on our estimated NAV per share for each class of shares plus applicable upfront selling commissions and dealer manager fees, you may pay more than realizable value for your investment when you purchase your shares or receive less than realizable value when you sell your shares.

The following risk factor replace and/or supplement the similar risk factor found in the “Risk Factors” section of the prospectus and all related disclosure throughout the prospectus.

Because the current offering prices for our shares in this public offering exceed the net tangible book value per share, investors in this offering will experience immediate dilution in the net tangible book value of their shares.

We are currently offering our Class A, Class T and Class I shares in this primary public offering at $10.93, $10.50 and $10.00 per share, respectively, with discounts available as described in the “Plan of Distribution” section of this prospectus. In addition, under our distribution reinvestment plan distributions will be reinvested in additional shares at prices per share equal to the current NAV per share for each class, as applicable. Our current public offering prices for our shares exceed our net tangible book value per share, which amount is the same for all three classes. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total book value of liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price in this offering primarily as a result of (i) the substantial fees paid in connection with this offering, including selling commissions, dealer manager fees and annual distribution and stockholder servicing fees, (ii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (iii) general and administrative expenses, (iv) accumulated depreciation and amortization of real estate investments, and (v) the issuance of stock dividends. As of December 31, 2016, our net tangible book value per share of shares of our shares was $9.08. To the extent we are able to raise substantial proceeds in this offering, some of the expenses that cause dilution of the net tangible book value per share are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. This increase would be partially offset by increases in depreciation and amortization expenses related to our real estate investments.

The actual value of shares that we repurchase under our redemption plan may be substantially less than what we pay.

Under our redemption plan, the price for the repurchase of shares shall be equal to the then-current NAV per share, as published from time to time in an Annual Report on Form 10-K, a Quarterly Report on Form 10-Q and/or a Current Report on Form 8-K publicly filed with the Commission. These prices may not accurately represent the current value of our assets per share of our common stock at any particular time and may be higher or lower than the actual value of our assets per share at such time. Accordingly, when we repurchase shares of our common stock, the actual value of the shares that we repurchase may be less than the price that we pay, and the repurchase may be dilutive to our remaining stockholders.

We only own one property, which increases the risk that adverse changes in the performance or value of that property could materially affect our results of operations, our NAV and returns to our investors.

As of the date of this supplement, we only own one real estate investment consisting of a seniors housing community. As a result, we are subject to greater risks associated with geographic and property-type concentration in a single asset. A decline in in the performance or value of that asset will adversely affect our performance and the value of your investment.

We may have difficulty funding our distributions with funds provided by cash flows from operating activities; therefore, we may use cash flows from financing activities, which may include borrowings and net proceeds from primary shares sold in this offering, proceeds from the issuance of shares under our distribution reinvestment plan, cash resulting from a waiver or deferral of fees by our advisor or from expense support provided by our advisor or other sources to fund distributions to our stockholders. The use of these sources to pay distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments and/or potentially impact the value or result in dilution of your investment by creating future liabilities, reducing the return on your investment or otherwise.

Until the proceeds from this offering are fully invested, and from time to time thereafter, we may not generate sufficient cash flows from operating activities, as determined on the basis of generally accepted accounting principles (“GAAP”), to fully fund distributions to you. Therefore, particularly during our offering stage, it is likely we will continue to fund a portion of distributions to our stockholders with cash flows from financing activities, which may include borrowings and net proceeds from primary shares sold in this offering, proceeds from the issuance of shares under our distribution reinvestment plan, cash resulting from a waiver or deferral of fees or expense reimbursements otherwise payable to our advisor or its affiliates, cash resulting from our advisor or its affiliates paying certain of our expenses, and proceeds from the sales of assets or from our cash balances. As of the date of this supplement, a significant portion of distributions paid to stockholders have been funded with the net proceeds from shares sold in this offering. However, our advisor and its affiliates are under no obligation to defer or waive fees in order to support our distributions and there is no limit on the amount of time that we may use such sources to fund distributions. We may be required to fund distributions from a combination of some of these sources if our investments fail to perform as anticipated, if expenses are greater than expected or as a result of numerous other factors. We have not established a cap on the amount of our distributions that may be paid from any of these sources. Using certain of these sources may result in a liability to us, which would require a future repayment.

The use of these sources for distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments and potentially reduce your overall return and adversely impact and dilute the value of your investment in shares of our common stock. Because the prices at which we sell each class of our shares are fixed and we do not currently intend to change them, new investors will be impacted to the extent dilutive distributions in excess of earnings have been paid in prior periods as well as if they are paid in future periods. To the extent distributions in excess of current and accumulated earnings and profits (i) do not exceed a stockholder’s adjusted tax basis in our stock, such distributions will not be taxable to a stockholder, but rather a stockholder’s adjusted tax basis in our stock will be reduced; and (ii) exceed a stockholder’s adjusted tax basis in our stock, such distributions will be included in income as long-term capital gain if the stockholder has held its shares for more than one year and otherwise as short-term capital gain.

In addition, our advisor or its affiliates could choose to receive shares of our common stock or interests in the operating partnership in lieu of cash or deferred fees or the repayment of advances to which they are entitled, and the issuance of such securities may dilute your investment in shares of our common stock.

The following risk factor replaces the similar risk factor found in the section of the prospectus entitled “Prospectus Summary—Summary Risk Factors.”

As of the date of this supplement, a significant portion of distributions paid to stockholders have been funded with the net proceeds from shares sold in this offering. We may have difficulty funding our distributions with funds provided by cash flows from operating activities; therefore, during our offering stage or until we generate sufficient operating cash flow, it is likely we will continue to fund a portion of distributions to our stockholders with cash flows from financing activities, which may include borrowings, net proceeds from primary shares sold in this offering, proceeds from the issuance of shares under our distribution reinvestment plan, cash resulting from a waiver or deferral of fees or expense reimbursements otherwise payable to our advisor or its affiliates, cash resulting from our advisor or its affiliates paying certain of our expenses, and proceeds from the sales of assets or from our cash balances (which may constitute a return of capital). The use of these sources to pay distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments and/or potentially impact the value or result in dilution of your investment by creating future liabilities, reducing the return on your investment or otherwise.

Distribution Policy

The following disclosure replaces the third paragraph in the section of the prospectus entitled “Prospectus Summary—Our Distribution Policy.”

We intend to declare distributions monthly and pay distributions to our stockholders on a quarterly basis provided that our board of directors determines we have, or anticipate having, sufficient cash available to do so. As noted above, cash distributions may be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which may include borrowings and net proceeds from shares sold in this offering. As of the date of this supplement, a significant portion of distributions paid to stockholders have been funded with the net proceeds from shares sold in this offering During our offering stage or until we generate sufficient operating cash flow, it is likely we will continue to fund a portion of distributions to our stockholders with proceeds from shares sold in this offering. There is no assurance we will pay distributions in any particular amount, if at all.

The following disclosure replaces the fourth paragraph in the section of the prospectus entitled “Distribution Policy.”

Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions. There can be no assurance that we will be able to achieve expected cash flows necessary to pay distributions or maintain distributions at any particular level, or that distributions will increase over time. As of the date of this supplement, a significant portion of distributions paid to stockholders have been funded with proceeds from our offering. During our offering stage or until we generate sufficient operating cash flow, it is likely we will continue to fund a portion of distributions to our stockholders with proceeds from our offering. See “Risk Factors—Company Related Risks.”

Experts

The following disclosure supplements the section of the prospectus entitled “Experts.”

CBRE Capital Advisors, Inc., an independent investment banking firm, has provided a valuation report as valuation expert with respect of the range of the estimated net asset value per share of our common stock generally in accordance with valuation guidelines approved by our board of directors. As further described in this supplement under the heading “Estimated Net Asset Value Per Share,” our board of directors used the valuation report provided in its calculation of our estimated value per share and in the determination of the offering price for shares of our common stock to be sold in this offering. CBRE Cap is not responsible for the estimated value per share and did not participate in the determination of the offering price for shares of our common stock. CBRE Cap’s valuation report does not constitute a recommendation by CBRE Cap to purchase or sell any shares of our common stock.

Management’s Discussion And Analysis of Financial Condition and Results of Operations

Introduction

The following discussion is based on the condensed consolidated financial statements as of September 30, 2017 (unaudited) and December 31, 2016. Amounts as of December 31, 2016, included in the unaudited condensed consolidated financial statements have been derived from the audited consolidated financial statements as of that date. This information should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the notes thereto, as well as the audited consolidated financial statements, notes thereto and management’s discussion and analysis included in our Annual Report on Form 10-K for the year ended December 31, 2016, and incorporated by reference into our prospectus.

Overview

CNL Healthcare Properties II, Inc. (referred to herein as “we”, “us”, “our” or the “Company”) is a Maryland corporation that incorporated on July 10, 2015 and intends to qualify as a REIT for U.S. federal income tax purposes beginning with the year ending December 31, 2017 or the first year in which we commence material operations.

We are externally managed and advised by our Advisor, CHP II Advisors, LLC. Our Advisor is responsible for managing our day-to-day affairs and for identifying and making acquisitions and investments on our behalf. We had no operations prior to the commencement of our primary offering.

Our investment focus is on acquiring a diversified portfolio of healthcare real estate or real estate-related assets, primarily in the United States, within the seniors housing, medical office, post-acute care and acute care asset classes. The types of seniors housing that we may acquire include active adult communities (age-restricted and age-targeted housing), independent and assisted living facilities, continuing care retirement communities, and memory care facilities. The types of medical office properties that we may acquire include medical office buildings, specialty medical and diagnostic service facilities, surgery centers, outpatient rehabilitation facilities, and other facilities designed for clinical services. The types of post-acute care facilities that we may acquire include skilled nursing facilities, long-term acute care hospitals and inpatient rehabilitative facilities. The types of acute care facilities that we may acquire include general acute care hospitals and specialty surgical hospitals. We view, manage and evaluate our portfolio homogeneously as one collection of healthcare assets with a common goal of maximizing revenues and property income regardless of the asset class or asset type.

We are committed to investing the proceeds of our offering through strategic investment types aimed to maximize stockholder value by generating sustainable cash flow growth and increasing the value of our healthcare assets. We generally expect to lease seniors housing properties to single member limited liability companies wholly-owned by TRS Holdings and engage independent third-party managers under management agreements to operate the properties as permitted under RIDEA structures; however, we may also lease our properties to third-party tenants under triple-net or similar lease structures, where the tenant bears all or substantially all of the costs (including cost increases for real estate taxes, utilities, insurance and ordinary repairs). Medical office, post-acute care and acute care properties will be leased on a triple-net, net or modified gross basis to third-party tenants. In addition, we expect most investments will be wholly owned, although, we may invest through partnerships with other entities where we believe it is appropriate and beneficial. We expect to invest in a combination of stabilized assets, new property developments and properties which have not reached full stabilization. Finally, we also may invest in and originate mortgage, bridge or mezzanine loans or in entities that make investments similar to the foregoing investment types. We generally make loans to the owners of properties to enable them to acquire land, buildings, or to develop property. In exchange, the owner generally grants us a first lien or collateralized interest in a participating mortgage collateralized by the property or by interests in the entity that owns the property.

In September 2017, our board of directors unanimously approved $10.00 as the estimated net asset value (“NAV”) per share of each class of our common stock outstanding as of June 30, 2017, based on the estimated value of our assets less the estimated value of our liabilities, divided by 1,634,493 shares issued and outstanding as of June 30, 2017. Also, in September 2017, our board of directors unanimously approved offering prices for each class of shares of our common stock to be sold in our ongoing primary offering based on the estimated NAV per share for each class plus applicable upfront selling commissions and dealer manager fees, effective September 19, 2017. Establishing offering prices based on the estimated NAV per share for each class of shares did not cause any change to the previous primary offering prices for each class of shares. Accordingly, the primary offering prices remain $10.93, $10.50 and $10.00 per share for the purchase of Class A, Class T and Class I shares of our common stock, respectively, in our ongoing primary offering. In addition, effective October 3, 2017, the price for the repurchase of shares under our redemption plan and the price for sales of shares under our Reinvestment Plan became equal to the initial NAV per share for each class, as applicable.

Portfolio Overview

We believe recent demographic trends and compelling supply and demand indicators present a strong case for an investment focus on healthcare real estate or real estate-related assets. We believe that the healthcare sector will continue to provide attractive opportunities as compared to other asset sectors over the long-term.

As of November 1, 2017, we owned one seniors housing community in Pensacola, Florida that was acquired in March 2017 for a purchase price of approximately $21.4 million. The property is comprised of 89 residential units (67 assisted living and 22 memory care units) and operated under a RIDEA structure by Superior Residences, a third-party property manager, who operated the property previously for the seller under a similar structure since it opened in February 2016.

Management reviews certain operating and other statistical measures of the underlying property such as occupancy levels and revenue per occupied unit (“RevPOU”), which we define as total revenue before charges for ancillary and care services offered at the community divided by average number of occupied units. As of September 30, 2017, 100% of the resident units were occupied at Summer Vista. The average monthly RevPOU for the quarter ended September 30, 2017 was $3,881 for assisted living units and $4,278 for memory care units. As of September 30, 2017, there were 42 residents on a waitlist indicating interest for units as they become available. We believe the aforementioned operating and statistical measures assist us in determining the ability of our properties or operators to achieve market rental rates, to assess the overall performance of our healthcare portfolio, and to review compliance with leases, debt, licensure, etc.

We monitor the performance of our third-party operator(s) to stay abreast of material changes in the operations of underlying property by (1) reviewing the current, historical and prospective operating margins (measured by earnings before interest, taxes, depreciation, amortization and facility rent), (2) monitoring trends in the source of our revenue, including relative mix of payors (including Medicare, Medicaid, etc.) and private payors (including commercial insurance and private pay patients), (3) evaluating the effect of evolving healthcare legislation and other regulations on our profitability and liquidity, and (4) reviewing the competition and demographics of the local and surrounding areas in which we operate.

Liquidity and Capital Resources

General

Our primary source of capital for items other than acquisitions of real estate is expected to be the net proceeds from our Offering. We will use such amounts for investments in properties and other permitted investments, as well as the payment or reimbursement of fees and expenses relating to the selection, acquisition and development of properties and other permitted investments. Generally we expect to meet cash needs for items other than acquisitions from our cash flows from operations, and we expect to meet cash needs for acquisitions from net proceeds from our Offering and borrowings. However, until such time as we are fully invested, we may use proceeds from our Offering and/or borrowings to pay all or a portion of our operating expenses, distributions and debt service.

The number of properties and other permitted investments we may acquire or make will depend on the number of shares sold through our Offering and the resulting net proceeds available for investment. If the number of shares sold is substantially less than the maximum amount of the Offering, we would likely make a limited number of investments resulting in our healthcare real estate portfolio being less diversified in terms of the type, number and amount of investments. If our healthcare real estate portfolio is concentrated in a small number of investments, the value of an investment in us will fluctuate with the performance of the specific assets we acquire and, therefore, expose our stockholders to increased risk. In addition, many of our operating expenses as a public company are fixed regardless of the number of investments in our healthcare real estate portfolio. Therefore, an inability to raise substantial funds in our Offering or otherwise would increase our fixed operating expenses as a percentage of gross income and, in turn, reduce the amount of proceeds available for distribution to our stockholders.

We intend to strategically leverage our real estate assets and use debt as a means of providing additional funds for the acquisition of properties and the diversification of our portfolio. Our ability to increase our diversification through borrowings could be adversely affected by credit market conditions, which could result in lenders reducing or limiting funds available for loans, including loans collateralized by real estate. We may also be negatively impacted by rising interest rates on any unhedged variable rate debt or the timing of when we seek to refinance existing debt. During times when interest rates on mortgage loans are high or financing is otherwise unavailable on a timely basis, we may purchase certain properties for cash with the intention of obtaining a mortgage loan for a portion of the purchase price at a later time. Potential future sources of capital include proceeds from collateralized or uncollateralized financings from banks or other lenders. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. As of September 30, 2017, our debt leverage ratio was approximately 43.4% of the aggregate carrying value of our assets.

From the commencement of our Offering until September 15, 2017, our net investment value per share for Class A, Class T and Class I shares was $10.00 per share, which was based on the “amount available for investment/net investment amount” percentage shown in the Estimated Use of Proceeds section of our prospectus. In September 2017, our board of directors adopted an estimated NAV of $10.00 per share for each class of our common stock outstanding as of June 30, 2017.

Sources of Liquidity and Capital Resources

Common Stock Subscriptions

In August 2017, we had received gross offering proceeds in excess of $20 million which was sufficient to satisfy the minimum offering amounts in all states where we are conducting our offering except Pennsylvania.

For the nine months ended September 30, 2017, we received aggregate subscription proceeds of approximately $16.4 million (1.6 million shares), and approximately $218,000 (21,800 shares) of subscription proceeds received pursuant to our Reinvestment Plan.

For the period from October 1, 2017 through November 1, 2017, we received additional subscription proceeds of approximately $2.4 million (0.2 million shares). We expect to continue to raise capital under our Offering.

Indebtedness

In August 2016, in connection with our private placement, we issued promissory notes to each of 125 separate investors for a total principal amount of $0.3 million (each a “Note” and collectively, “Notes”). We owe interest on the Notes of approximately $70,000 per annum, which is payable semi-annually in arrears. The Notes mature on June 30, 2046. Some or all of the Notes may be prepaid at any time, in whole or in part, provided that (i) such prepayment include all accrued and unpaid interest due on such prepaid principal amount to and including the date of prepayment and (ii) if the prepayment occurs prior to the second anniversary of the issue date of the Note, the operating partnership will pay on the date of such prepayment a one-time premium equal to approximately $31,000. In connection with the issuance of the Notes, the Company placed approximately $0.4 million into a third-party escrow account to be held to repay the principal of the Notes and two semi-annual interest payments until such time as we raised at least $10 million in gross proceeds in our Offering, which occurred during the nine months ended September 30, 2017 and approximately $0.4 million was released from escrow to us.

In March 2017, we entered into the Summer Vista Loan and received approximately $16.1 million of proceeds from this mortgage loan, which were used to fund the acquisition of Summer Vista. The Summer Vista Loan matures on April 1, 2022, subject to two one-year extension options provided certain conditions are met. The Summer Vista Loan accrues interest at a rate equal to the sum of LIBOR plus 2.85%, with monthly payments of interest only for the first 18 months, and monthly payments of interest and principal for the remaining 42 months using a 30-year amortization period with the remaining principal balance payable at maturity. Prior to April 1, 2019, the interest payable on the Summer Vista Loan may be reduced to a rate equal to the sum of LIBOR plus 2.70% if, at such time, no event of default exists, certain debt yield thresholds are met, and at least $2,150,000 of the original outstanding principal balance of the Summer Vista Loan has been paid. We may prepay, without a penalty, all or any part of the Summer Vista Loan at any time.

Net Cash Provided By (Used In) Operating Activities

We experienced positive cash flow from operating activities for the nine months ended September 30, 2017 of approximately $0.1 million as compared to cash used in operating activities of approximately ($0.1) million for the nine months ended September 30, 2016. We generally expect to meet future cash needs for general and administrative expenses, debt service and distributions from the net operating income (“NOI”) from our properties.

Expense Support Agreement

During the nine months ended September 30, 2017, our cash flows from operating activities was positively impacted by the Expense Support Agreement with our Advisor pursuant to which our Advisor has agreed to accept payment in Restricted Stock in lieu of cash for services rendered, in the event that the Company does not achieve established distribution coverage targets (as defined in the Expense Support Agreement). For the nine months ended September 30, 2017, we expect that approximately $0.4 million of asset management fees and Advisor personnel expenses will be settled in the form of Restricted Stock pursuant to the Expense Support Agreement. Any amounts settled, and for which Restricted Stock shares will be issued, pursuant to the Expense Support Agreement are permanently settled and we have no further obligation to pay such amounts to our Advisor.

Refer to Note 6. “Related Party Arrangements” in to our financial statements included in this supplement for additional information.

Uses of Liquidity and Capital Resources

Real Estate Acquisition

During the nine months ended September 30, 2017, we acquired Summer Vista, which represents our first acquisition of property, and paid total purchase price consideration of approximately $21.9 million. We expect to continue to expand our healthcare investment portfolio through additional acquisitions as we raise additional capital from our Offering.

Underwriting Compensation

For the nine months ended September 30, 2017, we paid approximately $1.0 million in underwriting compensation. Under the terms of the Primary offering, our Dealer Manager is entitled to receive selling commissions, dealer manager fees and/or annual distribution and stockholder servicing fees, which are based on the respective share class of our common stock sold, all or a portion of which may be reallowed to participating broker dealers.

In March 2017, we entered into an amended and restated dealer manager agreement, which reduces the maximum combined sales commissions, dealer manager fees and ongoing annual distribution and stockholder servicing fees payable to the Dealer Manager and participating broker-dealers from 9.75% to 8.5% of the gross proceeds for each share class of common stock sold in the Primary offering. The aforementioned reduction to underwriting compensation will result in a lower amount of commissions and fees being paid to the Dealer Manager in future periods and will further provide for increased net proceeds from our Primary offering to be available for investment.

Distributions

In order to qualify as a REIT, we are required to make distributions, other than capital gain distributions, to our stockholders each year in the amount of at least 90% of our taxable income. We may make distributions in the form of cash or other property, including distributions of our own securities. We expect to have little, if any, cash flows from operations available for distribution until we make substantial investments. There may be a delay between the sale of our common stock and the purchase of properties or other investments, which could result in a delay in our ability to generate cash flows to cover distributions to our stockholders. Therefore, we may determine to pay some or all of our cash distributions from sources other than cash flows from operations, such as from cash flows provided by financing activities, a component of which may include the proceeds of our Offering and/or borrowings, whether collateralized by our assets or unsecured. We have not established any limit on the extent to which we may use borrowings or proceeds of our Offering to pay distributions, and there is no assurance we will be able to sustain distributions at any level.

The following table details our cash distributions per share and our total cash distributions paid, including distribution reinvestments, for the quarter and nine months ended September 30, 2017:

	Cash Distributions per Share (1)			Cash Distributions Paid (2)			Cash Flows
Periods	Class A Share	Class T Share	Class I Share	Cash Distributions Declared	Distribution Reinvestments	Cash Distributions net of Distribution Reinvestments	Provided by (Used in) Operating Activities (3)
2017 Quarters
First	$0.1050	$0.0750	$0.1050	$73,202	$28,260	$44,942	$(154,202)
Second	0.1440	0.1168	0.1337	172,574	75,925	96,649	33,113
Third	0.1440	0.1169	0.1328	231,583	113,407	118,176	203,479

Year	$0.3930	$0.3087	$0.3715	$477,359	$217,592	$259,767	$82,390

FOOTNOTES:

(1)	Our board of directors authorized monthly cash distributions on the outstanding shares of all classes of our common stock, beginning in August 2016 and continuing each month through September 2017.
(2)	Represents cash distributions declared, the amount of distributions reinvested in additional shares through our Reinvestment Plan and the amount of proceeds used to fund cash distributions.
(3)	For the nine months ended September 30, 2017, our net loss was approximately $1.0 million while cash distributions and stock dividends declared and issued were approximately $477,400 and 14,300 shares, respectively. For the nine months ended September 30, 2017, 49% of cash distributions declared to stockholders were considered to be funded with cash provided by operating activities as calculated on a quarterly basis for GAAP purposes and approximately 51% were considered to be funded with proceeds from our Offering. For the nine months ended September 30, 2017, 100% of the cash distributions paid to stockholders were considered a return of capital to stockholders for federal income tax purposes.

In September 2017, the Company’s board of directors declared a monthly cash distribution of $0.0480, less class-specific expenses, and a monthly stock dividend of 0.00100625 shares on each outstanding share of common stock on October 1, 2017, November 1, 2017 and December 1, 2017. These distributions and dividends are to be paid and distributed by December 31, 2017.

Results of Operations

From the time of our formation on July 10, 2015 (inception) through July 10, 2016, we had not commenced operations because we were in our development stage and had not received the minimum required offering amount of $2.0 million in shares of common stock. Operations commenced on July 11, 2016, when aggregate subscription proceeds in excess of the minimum offering amount were released to us from escrow. We made our first acquisition on March 31, 2017 and as a result, the only operations as of September 30, 2016 were general and administrative expenses of approximately $0.1 million and interest expense of approximately $17,000.

The following is a discussion of our operations for the quarter and nine months ended September 30, 2017:

•	Resident fees and services, property operating expenses, and property management fees for the quarter and nine months ended September 30, 2017 were related entirely to our Summer Vista property, which was acquired on March 31, 2017.

•	General and administrative expenses for the quarter and nine months ended September 30, 2017 were approximately $0.3 million and $1.0 million, respectively, and were comprised primarily of directors’ and officers’ insurance, accounting and legal fees, Advisor personnel expenses and board of director fees; however these Advisor personnel expenses are expected to be settled in the form of Restricted Stock pursuant to the Expense Support Agreement and as such our general and administrative expenses were reduced by approximately $0.1 million and $0.3 million for the quarter and nine months ended September 30, 2017, respectively.

•	Interest expense and loan cost amortization were approximately $0.2 million and $0.4 million for the quarter and nine months ended September 30, 2017, respectively, and relate to our Summer Vista Loan as well as the Notes issued in connection with our private placement.

•	We incurred asset management fees payable to our Advisor for the quarter and nine months ended September 30, 2017 of approximately $42,800 thousand and $86,100 thousand, respectively. These asset management fees are expected to be settled in the form of Restricted Stock pursuant to the Expense Support Agreement and as such no asset management fees were recognized for both the quarter and nine months ended September 30, 2017. Monthly asset management fees equal to 0.0667% of invested assets are paid to the Advisor for management of our real estate assets, including our pro rata share of our investments in unconsolidated entities, loans and other permitted investments.

•	Depreciation and amortization expenses were approximately $0.3 million and $0.6 million for the quarter and nine months ended September 30, 2017, respectively. Depreciation and amortization expenses are comprised of depreciation and amortization of the buildings, equipment, land improvements and in-place leases related to our real estate portfolio.

We are not aware of any material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues and income to be derived from the acquisition and operation of properties and other permitted investments, other than those referred to in the risk factors identified in the “Risk Factors” section of our prospectus.

Net Operating Income

We generally expect to meet future cash needs for general and administrative expenses, debt service and distributions from net operating income NOI. We define NOI, a non-GAAP measure, as resident fees and services less property operating expenses and property management fees. We use NOI as a key performance metric for internal monitoring and planning purposes, including the preparation of annual operating budgets and monthly operating reviews, as well as to facilitate analysis of future investment and business decisions. It does not represent cash flows generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income or loss (determined in accordance with GAAP) as an indication of our operating performance or to be an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. We believe the presentation of this non-GAAP measure is important to the understanding of our operating results for the periods presented because it is an indicator of the return on property investment and provides a method of comparing property performance over time. From the time of our formation on July 10, 2015 (inception) through July 10, 2016, we had not commenced operations because we were in our development stage and had not received the minimum required offering amount of $2.0 million in shares of common stock. Operations commenced on July 11, 2016, when aggregate subscription proceeds in excess of the minimum offering amount were released to us from escrow. The chart below illustrates our net losses, and NOI for the quarter and nine months ended September 30, 2017 and 2016:

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Net loss	$(307,906)	$(110,588)	$(950,707)	$(110,588)
Adjusted to exclude:
General and administrative expenses	178,940	93,439	664,727	93,439
Depreciation and amortization	324,417	—	647,185	—
Other expenses, net of other income	196,489	17,149	402,683	17,149
Income tax expense	12,253	—	41,878	—

NOI	$404,193	$—	$805,766	$—

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the North American Real Estate Investment Trust (“NAREIT”) promulgated a measure known as Funds From Operations (“FFO”), which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards approved by the Board of Governors of NAREIT. NAREIT defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, real estate asset impairment write-downs, plus depreciation and amortization of real estate related assets, and after adjustments for unconsolidated partnerships and joint ventures. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value of the property. We believe that, because real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income or loss. However, FFO and Modified Funds From Operations (“MFFO”), as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or loss in its applicability in evaluating operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses for business combinations from a capitalization/depreciation model) to an expensed-as-incurred model that were put into effect in 2009, and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO, have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses, as items that are expensed under GAAP and accounted for as operating expenses. Our management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association (“IPA”), an industry trade group, has standardized a measure known as MFFO which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we acquired our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: MFFO, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income or loss: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to remove the impact of GAAP straight-line adjustments from rental revenues); accretion of discounts and amortization of premiums on debt investments, mark-to-market adjustments included in net income; gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, and unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income or loss. These expenses are paid in cash by us. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisition costs are funded from our subscription proceeds and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different non-listed REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way and as such comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flows available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations, as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and NAV is disclosed. FFO and MFFO are not useful measures in evaluating NAV because impairments are taken into account in determining NAV but not in determining FFO and MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO.

The following table presents a reconciliation of net loss to FFO and MFFO for the quarter and nine months ended September 30, 2017 and 2016:

	Quarter Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net loss	$(307,906)	$(110,558)	$(950,707)	$(110,558)
Adjustments to reconcile net loss to FFO:
Depreciation and amortization	324,417	—	647,185	—

Total FFO	16,511	(110,558)	(303,522)	(110,558)
Adjustments to reconcile FFO to MFFO	—	—	—	—

Total MFFO	$16,511	$(110,558)	$(303,522)	$(110,558)

Class A common stock:
Weighted average number of Class A common shares outstanding (1)	683,113	284,747	521,781	103,295

Net loss per share of Class A common stock outstanding (basic and diluted)	$(0.16)	$(0.36)	$(0.66)	$(0.95)

FFO per share of Class A common stock outstanding (basic and diluted)	$0.01	$(0.36)	$(0.21)	$(0.95)

MFFO per share of Class A common stock outstanding (basic and diluted)	$0.01	$(0.36)	$(0.21)	$(0.95)

Class T common stock:
Weighted average number of Class T common shares outstanding (1)	1,177,167	14,990	878,536	10,489

Net loss per share of Class T common stock outstanding (basic and diluted)	$(0.16)	$(0.36)	$(0.66)	$(0.95)

FFO per share of Class T common stock outstanding (basic and diluted)	$0.01	$(0.36)	$(0.21)	$(0.95)

MFFO per share of Class T common stock outstanding (basic and diluted)	$0.01	$(0.36)	$(0.21)	$(0.95)

Class I common stock:
Weighted average number of Class I common shares outstanding (1)	57,534	6,600	33,006	2,187

Net loss per share of Class I common stock outstanding (basic and diluted)	$(0.16)	$(0.36)	$(0.66)	$(0.95)

FFO per share of Class I common stock outstanding (basic and diluted)	$0.01	$(0.36)	$(0.21)	$(0.95)

MFFO per share of Class I common stock outstanding (basic and diluted)	$0.01	$(0.36)	$(0.21)	$(0.95)

FOOTNOTE:

(1)	For the purposes of determining the weighted average number of shares of common stock outstanding, stock dividends are treated as if such shares were outstanding as of July 11, 2016 (the date we commenced operations).

Related Party Transactions

We have entered into agreements with our Advisor and its affiliates, whereby we agree to pay certain fees to, or reimburse certain expenses of, our Advisor or its affiliates for acquisition and advisory services, selling commissions, dealer manager fees, asset management fees and reimbursement of operating costs. See Note 6 “Related Party Arrangements” to our financial statements included in this supplement for additional information.

As of September 30, 2017, our Advisor has incurred aggregate other organizational and offering expenses of approximately $6.1 million in connection with our formation, without reimbursement by us. These expenses include, but are not limited to, SEC registration fees, FINRA filing fees, printing and mailing expenses, blue sky fees and expenses, legal fees and expenses, accounting fees and expenses, advertising and sales literature, transfer agent fees, due diligence expenses, personnel costs associated with processing investor subscriptions, escrow fees and other administrative expenses of the Offering.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of September 30, 2017.

Contractual Obligations

The following table presents our contractual obligations by payment period as of September 30, 2017:

	Payments Due by Period
	2017	2018-2019	2020-2021	Thereafter	Total
Mortgage and notes payable (principal and interest)	$183,943	$1,699,997	$1,875,610	$17,658,076	$21,417,626

	$183,943	$1,699,997	$1,875,610	$17,658,076	$21,417,626

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to financial market risks, specifically changes in interest rates to the extent we borrow money to acquire properties or to make loans and other permitted investments. Our management objectives related to interest rate risk will be to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve our objectives, we expect to borrow primarily at fixed rates or variable rates with the lowest margins available, and in some cases, with the ability to convert variable rates to fixed rates. With regard to variable rate financing, we will assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating interest rate protection opportunities through swaps or caps.

We expect to hold our fixed-rate note obligations to maturity (or prepayment) and the amounts due under such instruments would be limited to the outstanding principal balance, any accrued and unpaid interest and any prepayment premiums. Accordingly, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed-rate note obligations, would have a significant impact on our operations. The fair market value of the Notes was approximately $0.3 million as of September 30, 2017, which was determined using discounted cash flows based on current rates and spreads we would expect to obtain for similar borrowings.

The following is a schedule as of September 30, 2017 of our variable rate debt maturities for the remainder of 2017 and each of the next four years and thereafter (principal maturities only) (in thousands):

	Expected Maturities
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value (1)
Variable rate debt	$—	$32	$199	$211	$224	$15,384	$16,050	$16,044

Average interest rate on variable rate debt	LIBOR + 2.85%	LIBOR + 2.85%	LIBOR + 2.85%	LIBOR + 2.85%	LIBOR + 2.85%	LIBOR + 2.85%	LIBOR + 2.85%

FOOTNOTE:

(1)	The estimated fair value of our Summer Vista Loan was determined using discounted cash flows based on current rates and spreads we would expect to obtain for similar borrowings.

Management estimates that a one-percentage point increase or decrease in LIBOR in 2017, compared to LIBOR rates as of September 30, 2017, would result in fluctuation of interest expense on our variable rate debt of approximately $0.2 million for the year ended December 31, 2017. This sensitivity analysis contains certain simplifying assumptions, and although it gives an indication of our exposure to changes in interest rates, it is not intended to predict future results and actual results will likely vary given that our sensitivity analysis on effects of changes in LIBOR does not factor in a potential change in variable rate debt levels, any offsetting gains on interest swap contracts, or the impact of any LIBOR floors or caps.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	September 30, 2017	December 31, 2016
ASSETS
Real estate investment properties, net	$20,407,427	$—
Cash	15,467,018	5,977,241
Intangibles, net	1,029,205	—
Other assets	217,443	48,928
Restricted cash	119,478	383,000

Total assets	$37,240,571	$6,409,169

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Mortgage and notes payable	$16,176,403	$312,500
Accounts payable and accrued liabilities	606,502	23,263
Due to related parties	640,447	240,651
Other liabilities	112,965	—

Total liabilities	17,536,317	576,414

Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 10,000,000 shares authorized; none issued or outstanding	—	—
Class A Common stock, $0.01 par value per share, 1,200,000,000 shares authorized; 708,626 and 325,119 shares issued and outstanding, respectively	7,087	3,251
Class T Common stock, $0.01 par value per share, 700,000,000 shares authorized; 1,434,980 and 308,587 shares issued and outstanding, respectively	14,349	3,086
Class I Common stock, $0.01 par value per share, 100,000,000 shares authorized; 88,880 and 8,454 shares issued and outstanding, respectively	889	85
Capital in excess of par value	21,509,803	6,226,141
Accumulated loss	(1,293,154)	(342,447)
Accumulated distributions	(534,720)	(57,361)

Total stockholders’ equity	19,704,254	5,832,755

Total liabilities and stockholders’ equity	$37,240,571	$6,409,169

See accompanying notes to condensed consolidated financial statements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Revenues:
Resident fees and services	$1,095,696	$—	$2,178,566	$—
Total revenues	1,095,696	—	2,178,566	—

Operating expenses:
Property operating expenses	626,933	—	1,236,358	—
General and administrative expenses	178,940	93,439	664,727	93,439
Property management fees	64,570	—	136,442	—
Depreciation and amortization	324,417	—	647,185	—

Total operating expenses	1,194,860	93,439	2,684,712	93,439
Operating loss	(99,164)	(93,439)	(506,146)	(93,439)

Other expense:
Interest expense and loan cost amortization	196,489	17,149	402,683	17,149

Total other expense	196,489	17,149	402,683	17,149

Loss before income taxes	(295,653)	(110,588)	(908,829)	(110,588)
Income tax expense	(12,253)	—	(41,878)	—

Net loss	$(307,906)	$(110,588)	$(950,707)	$(110,588)

Class A common stock:
Net loss attributable to Class A stockholders	$(109,676)	$(102,794)	$(346,091)	$(98,501)

Net loss per share of Class A common stock outstanding (basic and diluted)	$(0.16)	$(0.36)	$(0.66)	$(0.95)

Weighted average number of Class A common shares outstanding (basic and diluted)	683,113	284,747	521,781	103,295

Distributions declared per Class A common share	$0.1440	$0.0700	$0.3930	$0.0700

Class T common stock:
Net loss attributable to Class T stockholders	$(188,994)	$(5,411)	$(582,723)	$(10,002)

Net loss per share of Class T common stock outstanding (basic and diluted)	$(0.16)	$(0.36)	$(0.66)	$(0.95)

Weighted average number of Class T common shares outstanding (basic and diluted)	1,177,167	14,990	878,536	10,489

Distributions declared per Class T common share	$0.1169	$0.0700	$0.3087	$0.0700

Class I common stock:
Net loss attributable to Class I stockholders	$(9,236)	$(2,383)	$(21,893)	$(2,085)

Net loss per share of Class I common stock outstanding (basic and diluted)	$(0.16)	$(0.36)	$(0.66)	$(0.95)

Weighted average number of Class I common shares outstanding (basic and diluted)	57,534	6,600	33,006	2,187

Distributions declared per Class I common share	$0.1328	$0.0700	$0.3715	$0.0700

See accompanying notes to condensed consolidated financial statements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

	Common Stock
			Class A		Class T		Class I		Capital in			Total
	Number	Par	Number	Par	Number	Par	Number	Par	Excess of	Accumulated	Accumulated	Stockholders’
	of Shares	Value	of Shares	Value	of Shares	Value	of Shares	Value	Par Value	Loss	Distributions	Equity
Balance at December 31, 2016	—	$—	325,119	$3,251	308,587	$3,086	8,454	$85	$6,226,141	$(342,447)	$(57,361)	$5,832,755
Subscriptions received for common stock, including distribution reinvestments	—	—	378,053	3,781	1,117,844	11,178	80,135	801	16,650,186	—	—	16,665,946
Stock dividends issued	—	—	5,454	55	8,549	85	291	3	(143)	—	—	—
Stock issuance and offering costs	—	—	—	—	—	—	—	—	(1,366,381)	—	—	(1,366,381)
Net loss	—	—	—	—	—	—	—	—	—	(950,707)	—	(950,707)
Cash distributions declared	—	—	—	—	—	—	—	—	—	—	(477,359)	(477,359)

Balance at September 30, 2017	—	$—	708,626	$7,087	1,434,980	$14,349	88,880	$889	$21,509,803	$(1,293,154)	$(534,720)	$19,704,254

Balance at December 31, 2015	20,000	$200	—	$—	—	$—	—	$—	$199,800	$—	$—	$200,000
Conversion of initial common stock shares	(20,000)	(200)	20,000	200	—	—	—	—	—	—	—	—
Subscriptions received for common stock, including distribution reinvestments	—	—	260,180	2,602	9,089	91	8,375	84	2,775,972	—	—	2,778,749
Stock dividends issued	—	—	1,047	10	32	—	32	—	(10)	—	—	—
Stock issuance and offering costs	—	—	—	—	—	—	—	—	(2,681)	—	—	(2,681)
Net loss	—	—	—	—	—	—	—	—	—	(110,588)	—	(110,588)
Cash distributions declared	—	—	—	—	—	—	—	—	—	—	(20,662)	(20,662)

Balance at September 30, 2016	—	$—	281,227	$2,812	9,121	$91	8,407	$84	$2,973,081	$(110,588)	$(20,662)	$2,844,818

See accompanying notes to condensed consolidated financial statements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Nine Months Ended
	September 30, 2017	September 30, 2016
Operating activities:
Net cash flows provided by (used in) operating activities	$82,390	$(128,324)

Investing activities:
Acquisition of property	(21,854,119)	—
Payment of direct acquisition costs	(6,187)	—
Capital expenditures	(58,781)	—

Net cash used in investing activities	(21,919,087)	—

Financing activities:
Subscriptions received for common stock through primary offering	16,448,354	2,778,749
Payment of underwriting compensation	(967,600)	(2,306)
Payment of cash distributions, net of distribution reinvestments	(259,767)	(20,662)
Proceeds from mortgage and notes payable	16,050,000	312,500
Payment of loan costs	(208,035)	—

Net cash flows provided by financing activities	31,062,952	3,068,281

Net increase in cash and restricted cash	9,226,255	2,939,957
Cash and restricted cash at beginning of period	6,360,241	200,000

Cash and restricted cash at end of period	$15,586,496	$3,139,957

Supplemental disclosure of non-cash investing and financing activities:
Amounts incurred but not paid (including amounts due to related parties):
Acquisition fees and expenses related to asset acquisition	$24,900	$—

Selling commissions and Dealer Manager fees	$16,438	$—

Annual distribution and stockholder servicing fee	$549,449	$375

REIT Funding escrow	$—	$383,000

See accompanying notes to condensed consolidated financial statements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2017 (UNAUDITED)

1.	Organization

CNL Healthcare Properties II, Inc. is a Maryland corporation organized on July 10, 2015 that intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with the year ending December 31, 2017 or the year in which the Company commences material operations. The Company is sponsored by CNL Financial Group, LLC (“Sponsor” or “CNL”) and was formed primarily to acquire and manage a diversified portfolio of healthcare real estate and real estate-related assets it believes will generate a steady current return and provide long-term value to its stockholders. It intends to focus on investing, primarily in the United States, within the seniors housing, medical office, acute care and post-acute care sectors, as well as other types of real estate and real estate-related securities and loans.

The Company is externally managed and advised by CHP II Advisors, LLC, (“Advisor”) an affiliate of CNL. The Advisor provides advisory services to the Company relating to substantially all aspects of its investments and operations, including real estate acquisitions, asset management and other operational matters. During the period from July 10, 2015 to December 31, 2015, the Company sold 20,000 shares of common stock to the Advisor for an aggregate purchase price of $0.2 million, and these shares were converted into 20,000 Class A shares upon the filing of the Company’s Articles of Amendment and Restatement in March 2016.

On March 2, 2016, pursuant to a registration statement on Form S-11 under the Securities Act of 1933, the Company commenced its initial public offering of up to $1.75 billion (“Primary offering”), in any combination, of Class A, Class T and Class I shares of common stock on a “best efforts” basis, which means that CNL Securities Corp. (“Dealer Manager”), an affiliate of the Sponsor, will use its best efforts but is not required to sell any specific amount of shares. The Company also intends to offer up to $250 million, in any combination, of Class A, Class T and Class I shares to be issued pursuant to its distribution reinvestment plan (“Reinvestment Plan” and, together with the Primary offering, the “Offering”). The Company reserves the right to reallocate the shares offered between the Primary offering and the Reinvestment Plan.

From the time of the Company’s formation on July 10, 2015 (inception) through July 10, 2016, the Company had not commenced operations because they were in their development stage and had not received the minimum required offering amount of $2.0 million in shares of common stock. The Company broke escrow in its Offering effective July 11, 2016, through the sale of 250,000 Class A shares to its Advisor for $2.5 million and commenced operations.

The Company contributes the net proceeds from its Offering to CHP II Partners, LP (“Operating Partnership”) in exchange for partnership interests. The Company intends to own substantially all of its assets either directly or indirectly through the Operating Partnership in which the Company is the sole limited partner and its wholly-owned subsidiary, CHP II GP, LLC, is the sole general partner. The Operating Partnership may own assets through: (1) a wholly-owned taxable REIT subsidiary, CHP II TRS Holding, Inc. (“TRS Holdings”) and (2) property owner subsidiaries, which are single purpose entities.

The Company generally expects to lease its seniors housing properties to single member limited liability companies wholly-owned by TRS Holdings and engage independent third-party managers under management agreements to operate the properties as permitted under the REIT Investment Diversification and Empowerment Act of 2007 (“RIDEA”) structures; however, the Company may also lease its properties to third-party tenants under triple-net or similar lease structures, where the tenant bears all or substantially all of the costs (including cost increases for real estate taxes, utilities, insurance and ordinary repairs). Medical office, acute care and post-acute care properties will generally be leased on a triple-net, net or modified gross basis to third-party tenants. In addition, the Company expects most investments will be wholly-owned, although, it may invest through partnerships with other entities where the Company believes it is appropriate and beneficial. The Company expects to invest in a combination of stabilized assets, new property developments and properties which have not reached full stabilization. Finally, the Company may invest in and originate mortgage, bridge or mezzanine loans or in entities that make investments similar to the foregoing investment types. The Company would generally make loans to the owners of properties to enable them to acquire land, buildings, or to develop property. In exchange, the owner generally grants the Company a first lien or collateralized interest in a participating mortgage collateralized by the property or by interests in the entity that owns the property.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2017 (UNAUDITED)

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation — The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles in the United States (“GAAP”). The unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which, in the opinion of management, are necessary for the fair statement of the Company’s results for the interim period presented. Operating results for the quarter and nine months ended September 30, 2017 may not be indicative of the results that may be expected for the year ending December 31, 2017. Amounts as of December 31, 2016 included in the unaudited condensed consolidated financial statements have been derived from audited consolidated financial statements as of that date but do not include all disclosures required by GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

The accompanying condensed consolidated financial statements include the accounts of the Company, the Operating Partnership and its other subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the Company’s condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Allocation of Purchase Price for Real Estate Acquisitions — Upon acquisition of real estate, the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets in order to determine whether the acquisition should be accounted for as an asset acquisition. If the substantially all threshold is not met, the Company then determines whether the acquisition meets the definition of a business (i.e. does it include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs).

The Company estimates the fair value of acquired tangible assets (consisting of land and improvements, building and improvements, and furniture, fixtures and equipment), intangible assets (consisting of in-place leases and above- or below-market leases) and liabilities assumed in order to allocate the purchase price. In estimating the fair value of the assets acquired and liabilities assumed, the Company considers information obtained about each property as a result of its due diligence and utilizes various valuation methods, such as estimated cash flow projections using appropriate discount and capitalization rates, estimates of replacement costs net of depreciation and available market information. The fair value of the tangible assets of an acquired leased property is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building.

The purchase price is allocated to in-place lease intangibles based on management’s evaluation of the specific characteristics of the acquired lease(s). Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, including estimates of lost rental income during the expected lease-up periods, and costs to execute similar leases such as leasing commissions, legal and other related expenses. Above- and below-market lease intangibles are recorded based on the present value of the difference between the contractual rents to be paid pursuant to the lease and management’s estimate of the fair market lease rates for each in-place lease and may include assumptions for lease renewals of below-market leases.

Mortgages and Notes Payable — Mortgages and notes payable are recorded at the stated principal amount and are generally collateralized by the Company’s property. Mortgages and notes payable assumed in connection with an acquisition are recorded at fair market value as of the date of the acquisition.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2017 (UNAUDITED)

2.	Summary of Significant Accounting Policies (continued)

Loan Costs — Loan costs paid in connection with obtaining indebtedness are deferred and amortized over the estimated life of the indebtedness using the effective interest method. Loan costs are presented as a direct deduction from the carrying amount of the related indebtedness in the balance sheet.

Depreciation and Amortization — Real estate costs related to the acquisition and improvement of properties are capitalized. Repair and maintenance costs are charged to expense as incurred and significant costs incurred for replacements and improvements are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Real estate assets are stated at cost less accumulated depreciation, which is computed using the straight-line method of accounting over the estimated useful lives of the related assets. Buildings and improvements are depreciated on the straight-line method over their estimated useful lives, which generally are limited to 39 and 15 years, respectively, or the remaining life of the ground lease. Furniture, fixtures and equipment are depreciated on the straight-line method over their estimated useful lives, which generally range between three and five years.

Amortization of intangible assets is computed using the straight-line method of accounting over the shorter of the respective lease term or estimated useful life. If a lease is terminated or modified prior to its scheduled expiration, the Company recognizes a loss on lease termination related to the unamortized lease-related costs not deemed to be recoverable.

Impairment of Real Estate Assets — Real estate assets are reviewed on an ongoing basis to determine whether there are any indicators, including property operating performance and general market conditions, that the value of the real estate properties (including any related amortizable intangible assets or liabilities) may be impaired. To assess if an asset group is potentially impaired, management compares the estimated current and projected undiscounted cash flows, including estimated net sales proceeds, of the asset group over its remaining useful life to the net carrying value of the asset group. Such cash flow projections consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In the event that the carrying value exceeds the undiscounted operating cash flows, the Company would recognize an impairment provision to adjust the carrying value of the asset group to the estimated fair value of the asset group.

Revenue Recognition — Resident fees and services are recorded in the period in which the services are performed and generally consist of (1) monthly rent, which covers occupancy of the residents’ unit as well as basic services, such as utilities, meals and certain housekeeping services, and (2) service level charges, such as assisted living care, memory care and ancillary services. Resident agreements are generally short-term in nature, billed monthly in advance and cancelable by the residents with a 30-day notice. Resident agreements may require the payment of upfront fees prior to moving into the community with any non-refundable portion of such fees being recorded as deferred revenue and amortized over the estimated resident stay.

Shares Based Payments to Non-Employees — In connection with an expense support arrangement described in Note 6. “Related Party Arrangements,” the Company may issue forfeitable restricted Class A shares of common stock (“Restricted Stock”) to the Advisor on an annual basis in lieu of cash for services rendered, in the event that the Company does not achieve established distribution coverage targets.

The Restricted Stock is forfeited if shareholders do not ultimately receive their original invested capital back with at least a 6% annualized return of investment upon a future liquidity or disposition event of the Company. Upon issuance of Restricted Stock, the Company measures the fair value at its then-current lowest aggregate fair value pursuant to Accounting Standards Codification (“ASC”) 505-50. On the date in which the Advisor satisfies the vesting criteria, the Company remeasures the fair value of the Restricted Stock pursuant to ASC 505-50 and records expense equal to the difference between the original fair value and that of the remeasurement date. In addition, given that performance is outside the control of the Advisor and involves both market conditions and counterparty performance conditions, the shares are treated as unissued for accounting purposes and the Company only includes the Restricted Stock in the calculation of diluted earnings per share to the extent their effect is dilutive and the vesting conditions have been satisfied as of the reporting date.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2017 (UNAUDITED)

2.	Summary of Significant Accounting Policies (continued)

Pursuant to the amended expense support agreement, the Advisor shall be the record owner of the Restricted Stock until the shares of common stock are sold or otherwise disposed of, and shall be entitled to all of the rights of a stockholder of the Company including, without limitation, the right to vote such shares (to the extent permitted by the Company’s articles of incorporation) and receive all cash distributions and stock dividends paid with respect to such shares. All cash distributions and stock dividends paid to the Advisor related to the Restricted Stock shares shall vest immediately and will not be subject to forfeiture. The Company recognizes expense related to the cash distributions and stock dividends related to the Restricted Stock shares.

Segment Information — Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company has determined that it operates in one operating segment, real estate ownership. The Company’s chief operating decision maker evaluates the Company’s operations from a number of different operational perspectives including, but not limited to, a property-by-property basis and by tenant or operator. The Company derives all significant revenues from a single reportable operating segment of business, healthcare real estate, regardless of the type (seniors housing, medical office, etc.) or ownership structure (leased or managed). Accordingly, the Company does not report segment information; nevertheless, management periodically evaluates whether the Company continues to have one single reportable segment of business.

Adopted Accounting Pronouncements — In August 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” which made eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU further clarified how the predominance principle should be applied to cash receipts and payments relating to more than one class of cash flows. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2017. The ASU is to be applied retrospectively for each period presented. Subsequently, in November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” which modifies the presentation of the statement of cash flows and requires reconciliation to the overall change in the total of cash, cash equivalents, restricted cash and restricted cash equivalents. As a result, the statement of cash flows will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2017. The ASU is to be applied retrospectively for each period presented. The Company early adopted both ASU 2016-15 and ASU 2016-18 on January 1, 2017; the adoption of which impacts the Company’s presentation of its statement of cash flows for all periods presented, but will not have an impact on the Company’s condensed consolidated balance sheets or condensed consolidated statements of operations.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held Through Related Parties that are under Common Control,” which requires an entity to consider its indirect interests held by related parties that are under common control on a proportionate basis when evaluating whether the entity is a primary beneficiary of a VIE. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2016. The Company has adopted ASU 2016-17 on January 1, 2017; the adoption of which did not have a material impact to its condensed consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business,” which clarifies the definition of a business and provides a framework by which to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2017. The ASU is to be applied prospectively for each period presented. The Company early adopted ASU 2017-01 on January 1, 2017; the adoption of which did have a material impact on the Company’s condensed consolidated financial statements as a result of Summer Vista Assisted Living being considered an asset acquisition.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2017 (UNAUDITED)

2.	Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements — In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” as a new ASC topic (Topic 606). The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU further provides guidance for any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards (for example, lease contracts). The FASB subsequently issued ASU 2015-14 to defer the effective date of ASU 2014-09 until annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, with earlier adoption permitted. In addition, in December 2016, the FASB issued ASU 2016-20, which provides technical corrections and improvements to ASC 606 based on questions that stakeholders have raised while working through the implementation. ASC 606 can be adopted using one of two retrospective transition methods: (i) retrospectively to each prior reporting period presented or (ii) as a cumulative-effect adjustment as of the date of adoption. The Company continues to execute on its implementation plan for ASC 606; specifically, as it relates to the allocation of consideration to different revenue streams within a given contract and the impact that the adoption of ASC 606 will have on the Company’s financial statement disclosures. The Company expects to use the modified retrospective approach as its transition method. The Company does not expect the adoption of this ASU to have a material impact (if any) on the amounts and timing of its revenue recognition.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842): Accounting for Leases,” which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The ASU requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. The ASU further modifies lessors’ classification criteria for leases and the accounting for sales-type and direct financing leases. The ASU will also require qualitative and quantitative disclosures designed to give financial statement users additional information on the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2018 with early adoption permitted. The ASU is to be applied using a modified retrospective approach. The Company is currently evaluating the impact this ASU will have on the Company’s condensed consolidated financial statements; specifically, as it relates to arrangements in which the Company is the lessee and the required presentation in the Company’s condensed consolidated financial position and related financial statement disclosures.

In August 2017, the FASB issued ASU 2017-12 “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities,” which amended the hedge accounting model to better reflect an entity’s risk management activities. The ASU expands an entities ability to hedge nonfinancial and financial risk components as well as reduce the complexity related to fair value hedges of interest rate risk. The ASU further eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2018. The Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated results of operations or cash flows until such time as the Company enters into interest protection arrangements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2017 (UNAUDITED)

3.	Real Estate Acquisitions

During the nine months ended September 30, 2017, the Company acquired Summer Vista Assisted Living (“Summer Vista”), a seniors housing community in Pensacola, Florida, for a purchase price of approximately $21.4 million. In connection therewith, the Company incurred approximately $0.6 million of acquisition fees and expenses, which have been capitalized as a component of the cost of the assets acquired and allocated on a relative fair value basis.

The seniors housing community features 89 residential units and is operated under a RIDEA structure pursuant to a newly negotiated five-year property management agreement with SRI Management, LLC (“Superior Residences”), the property’s existing third-party property manager who has managed the property since it opened in February 2016.

The following summarizes the purchase price allocation for Summer Vista, and the related assets acquired and liabilities assumed in connection with the acquisition:

Land and land improvements	$2,269,406
Buildings and building improvements	17,611,786
Furniture, fixtures and equipment	857,338
In-place lease intangibles (1)	1,286,507
Liabilities assumed	(170,918)

Total purchase price consideration	$21,854,119

FOOTNOTE:

(1)	At the acquisition date, the weighted-average amortization period on the acquired in-place lease intangibles was approximately 2.5 years and is based on the expected unit turnover.

4.	Real Estate Investment Properties, net

The gross carrying amount and accumulated depreciation of the Company’s real estate investment properties as of September 30, 2017 are as follows:

September 30, 2017
Land and land improvements	$2,302,242
Building and building improvements	17,611,786
Furniture, fixtures and equipment	883,283
Less: accumulated depreciation	(389,884)

Real estate investment properties, net	$20,407,427

Depreciation expense on the Company’s real estate investment properties, net was approximately $0.2 million and $0.4 million for the quarter and nine months ended September 30, 2017, respectively.

5.	Intangibles, net

The gross carrying amount and accumulated amortization of the Company’s intangibles as of September 30, 2017 are as follows:

September 30, 2017
In-place lease intangibles	$1,286,507
Less: accumulated amortization	(257,302)

Intangibles, net	$1,029,205

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2017 (UNAUDITED)

5.	Intangibles, net (continued)

Amortization on the Company’s intangibles was approximately $0.1 million and $0.3 million for the quarter and nine months ended September 30, 2017, respectively, all of which was included in depreciation and amortization in the accompanying condensed consolidated statements of operations. The weighted average remaining useful life of the Company’s intangibles was 2.0 years as of September 30, 2017.

The estimated future amortization on the Company’s intangibles for the remainder of 2017, each of the next four years and thereafter, in the aggregate, as of September 30, 2017 is as follows:

2017	$128,651
2018	514,603
2019	385,951
2020	—
2021	—
Thereafter	—

$1,029,205

6.	Related Party Arrangements

The Company is externally advised and has no direct employees. All of the Company’s executive officers are executive officers, or on the board, of managers of the Advisor. In addition, certain directors and officers hold similar positions with CNL Securities Corp., the Dealer Manager of the Offering and a wholly owned subsidiary of CNL. In connection with services provided to the Company, affiliates are entitled to the following fees:

Dealer Manager — From the commencement of our Offering through March 19, 2017, the Dealer Manager received a selling commission of up to 7% of the sale price for each Class A share and 2% of the sale price for each Class T share sold in the Primary offering, all or a portion of which was reallowed to participating broker dealers. In addition, the Dealer Manager received a dealer manager fee in an amount equal to 2.75% of the price of each Class A share or Class T share sold in the Primary offering, all or a portion of which was reallowed to participating broker dealers. In March 2017, the Company entered into an amended and restated dealer manager agreement, which reduces the maximum combined sales commissions, dealer manager fees and ongoing annual distribution and stockholder servicing fees payable to the Dealer Manager and participating broker-dealers from 9.75% to 8.5% of the gross proceeds for each share class of common stock sold in the Primary offering. Effective March 20, 2017 and subsequently, the Dealer Manager will receive a combined selling commission and dealer manager fee of up to 8.5% of the sale price for each Class A share and up to 4.5% of the sale price for each Class T share sold in the Primary offering, all or a portion of which may be reallowed to participating broker dealers. In addition, effective March 20, 2017, for Class T shares sold in the Primary offering, the Dealer Manager may choose the respective amounts of the commission and dealer manager fee, provided that the selling commission shall not exceed 3.0% of the gross proceeds from the completed sale of such Class T shares. Effective March 20, 2017, the Company and the Dealer Manager also agreed that the Company will cease paying the annual distribution and stockholder servicing fee of 1.00% and 0.50%, respectively (described further below), if the total underwriting compensation, comprised of the dealer manager fees, selling commissions, and annual distribution and stockholder servicing fees, payable to broker-dealers in connection with the sale of Class T and Class I shares in the Primary offering exceeds 8.5% of the gross offering price of such Class T or Class I shares, respectively. Prior to March 20, 2017, the 8.5% cap was set as 9.75%. Separately, the Company’s stockholders approved an amendment to the Company’s charter to adjust the conversion feature of Class T and Class I shares to match this new 8.5% cap. To the extent stockholders that purchased Class A shares on the terms in effect prior to March 20, 2017 would have paid lower selling commissions and/or dealer manager fees on the terms in effect subsequently, the Advisor, or one of its affiliates, issued them a refund in March 2017. To the extent participating broker-dealers that sold Class T or Class I shares on the terms in effect prior to March 20, 2017 were entitled to greater ongoing annual distribution and stockholder servicing fees with respect to such sales compared to sales made on the terms in effect subsequently, the Advisor paid this liability on behalf of the Company. As a result of the overall reduction in underwriting compensation, the Company recorded an approximate $0.1 million reduction in its liability related to annual distribution and stockholder servicing fees for Class T and Class I shares sold through March 19, 2017.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2017 (UNAUDITED)

6.	Related Party Arrangements (continued)

The Company has and will continue to pay a distribution and stockholder servicing fee, subject to certain underwriting compensation limits, with respect to the Class T and Class I shares sold in the Primary offering in an annual amount equal to 1% and 0.50%, respectively, of the current gross offering price per Class T or Class I share, respectively, or if the Company is no longer offering shares in a public offering, the estimated per share value per Class T or Class I share, respectively. The annual distribution and stockholder servicing fee will continue to be calculated as a percentage of the current gross offering price per Class T or Class I share until the Company reports an estimated per share value following the termination of the Primary offering, at which point the distribution fee will be calculated based on the new estimated per share value, until such underwriting compensation limits are met or the shares are converted to Class A shares pursuant to the terms of the securities.

The Company records the annual distribution and stockholder servicing fees as a reduction to capital in excess of par value and measures the related liability in an amount equal to the maximum fees owed in relation to the Class T and Class I shares on the shares’ issuance date. The liability is relieved over time, as the fees are paid to the Dealer Manager, or is adjusted if the fees are no longer owed on any Class T or Class I share that is redeemed or repurchased, as well as upon the earliest occurrence of: (i) a listing on a national securities exchange; (ii) a merger or consolidation of the Company with or into another entity, or the sale or other disposition of all or substantially all of the Company’s assets; (iii) after the termination of the Primary offering in which the initial shares in the account were sold, the end of the month in which total underwriting compensation paid in the Primary offering is not less than 10% of the gross proceeds from all share classes of the Primary offering; (iv) the end of the month in which the total underwriting compensation paid in a Primary offering with respect to shares purchased in a Primary offering is not less than 8.5% of the gross offering price of those shares purchased in such Primary offering (excluding shares purchased through the Reinvestment Plan and those received as stock dividends); or (v) any other conditions described in the Company’s prospectus.

CNL Capital Markets Corp. — The Company will pay CNL Capital Markets Corp., an affiliate of CNL, an annual fee payable monthly based on the average number of total investor accounts that will be open during the term of the capital markets service agreement pursuant to which certain administrative services are provided to the Company. These services may include, but are not limited to, the facilitation and coordination of the transfer agent’s activities, client services and administrative call center activities, financial advisor administrative correspondence services, material distribution services and various reporting and troubleshooting activities.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2017 (UNAUDITED)

6.	Related Party Arrangements (continued)

Advisor — The Company will pay the Advisor a monthly asset management fee in an amount equal to 0.0667% of the monthly average of the sum of the Company’s and the Operating Partnership’s respective daily real estate asset value, without duplication, plus the outstanding principal amount of any loans made, plus the amount invested in other permitted investments. For this purpose, “real estate asset value” equals the amount invested in wholly-owned properties, determined on the basis of cost, and in the case of properties owned by any joint venture or partnership in which the Company is a co-venturer or partner the portion of the cost of such properties paid by the Company, exclusive of acquisition fees and acquisition expenses and will not be reduced for any recognized impairment. Any recognized impairment loss will not reduce the real estate asset value for the purposes of calculating the asset management fee. The asset management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the Advisor’s sole discretion. All or any portion of the asset management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Advisor shall determine.

The Company will pay the Advisor a construction management fee of up to 1% of hard and soft costs associated with the initial construction or renovation of a property, or with the management and oversight of expansion projects and other capital improvements, in those cases in which the value of the construction, renovation, expansion or improvements exceeds (i) 10% of the initial purchase price of the property and (ii) $1 million in which case such fee will be due and payable as draws are funded for such projects.

The Advisor will receive an investment services fee of 2.25% of the purchase price of properties and funds advanced for loans or the amount invested in the case of other assets for services in connection with the selection, evaluation, structure and purchase of assets. No investment services fee will be paid to the Advisor in connection with the Company’s purchase of securities.

The Advisor, its affiliates and related parties also are entitled to reimbursement of certain operating expenses in connection with their provision of services to the Company, including personnel costs, subject to the limitation that the Company will not reimburse the Advisor for any amount by which operating expenses exceed the greater of 2% of its average invested assets or 25% of its net income in any expense year unless approved by the independent directors. The Company commenced its Primary offering in March 2016 and made its first investment in March 2017. For the expense year ended September 30, 2017, the Company’s total operating expenses were in excess of this limitation by approximately $0.6 million. The Company’s independent directors determined that the higher relationship of operating expenses to average invested assets was justified based on the Company being in the early stages of raising and deploying capital and the limited number of investments to date, both of which were impacted by the downtime required to modify the dealer manager agreement to reduce overall underwriting compensation as discussed above, and the cost of operating a public company.

The Advisor will pay all other organizational and offering expenses incurred in connection with the formation of the Company, without reimbursement by the Company. These expenses include, but are not limited to, Security and Exchange Commission (“SEC”) registration fees, Financial Industry Regulatory Authority (“FINRA”) filing fees, printing and mailing expenses, blue sky fees and expenses, legal fees and expenses, accounting fees and expenses, advertising and sales literature, transfer agent fees, due diligence expenses, personnel costs associated with processing investor subscriptions, escrow fees and other administrative expenses of the Offering.

For the quarter and nine months ended September 30, 2017, the Company paid cash distributions of approximately $40,000 and $108,000, respectively, and issued stock dividends of approximately 800 shares and 3,200 shares, respectively, to the Advisor.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2017 (UNAUDITED)

6.	Related Party Arrangements (continued)

Pursuant to an expense support arrangement, the Advisor has agreed to accept payment in Restricted Stock in lieu of cash for services rendered, in the event that the Company does not achieve established distribution coverage targets (“Expense Support Agreement”). Under the terms of the Expense Support Agreement, for each quarter within a calendar expense support year, the Company will record a proportional estimate of the cumulative year-to-date period based on an estimate of the annual expense support expected for the calendar expense support year. In exchange for services rendered and in consideration of the expense support provided under this arrangement, the Company shall issue, following each determination date, a number of shares of Restricted Stock equal to the quotient of the expense support amount provided by the Advisor for the preceding year divided by the board of directors’ most recent determination of net asset value per share of the Class A common shares, if the board has made such a determination, or otherwise the most recent public offering price per Class A common share, on the terms and conditions and subject to the restrictions set forth in the Expense Support Agreement. The Restricted Stock is subordinated and forfeited to the extent that shareholders do not receive a Priority Return on their Invested Capital (as such terms are defined in the Company’s prospectus), excluding for the purposes of calculating this threshold any shares of Restricted Stock owned by the Advisor.

The following fees for services rendered are expected to be settled in the form of Restricted Stock pursuant to the Expense Support Agreement for the quarter and nine months ended September 30, 2017 and cumulatively as of September 30, 2017:

	Quarter Ended	Nine Months Ended	As of
	September 30,	September 30,	September 30,
	2017	2017	2017
Fees for services rendered:
Asset management fees	$42,800	$86,060	$86,060
Advisor personnel expenses (1)	95,805	320,204	320,204

Total fees for services rendered	$138,605	$406,264	$406,264

Then-current public offering price	$10.93	$10.93	$10.93

Restricted Stock shares (2)	12,681	37,170	37,170

FOOTNOTES:

(1)	Amounts consist of personnel and related overhead costs of the Advisor or its affiliates (which, in general, are those expenses relating to the Company’s administration on an on-going basis) that are reimbursable by the Company.
(2)	Represents Restricted Stock shares expected to be issued to the Advisor as of September 30, 2017 pursuant to the Expense Support Agreement. No fair value was assigned to the Restricted Stock shares as the shares are expected to be valued at zero upon issuance, which represents the lowest possible value estimated at vesting. In addition, the Restricted Stock shares will be treated as unissued for financial reporting purposes until the vesting criteria are met.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2017 (UNAUDITED)

6.	Related Party Arrangements (continued)

The fees payable to the Dealer Manager for the quarter and nine months ended September 30, 2017 and 2016, and related amounts unpaid as of September 30, 2017 and December 31, 2016 are as follows:

	Quarter Ended		Nine Months Ended		Unpaid amounts as of (1)
	September 30,		September 30,		September 30,	December 31,
	2017	2016	2017	2016	2017	2016
Selling commissions (2)	$138,544	$1,550	$481,913	$1,550	$5,020	$6,550
Dealer Manager fees (2)	161,461	756	422,112	756	11,418	5,823
Distribution and stockholder servicing fees (2)	239,677	375	462,356	375	549,449	154,733

	$539,682	$2,681	$1,366,381	$2,681	$565,887	$167,106

The fees and expenses incurred by and reimbursable to the Company’s related parties for the quarter and nine months ended September 30, 2017 and 2016, and related amounts unpaid as of September 30, 2017 and December 31, 2016 are as follows:

	Quarter Ended		Nine Months Ended		Unpaid amounts as of (1)
	September 30,		September 30,		September 30,	December 31,
	2017	2016	2017	2016	2017	2016
Reimbursable expenses:
Operating expenses (3)	$221,415	$132,098	$652,824	$132,098	$74,560	73,545
Acquisition fees and expenses	5,816	—	27,705	—	—	—

	$227,231	$132,098	$680,529	$132,098	$74,560	$73,545
Investment Service Fees (4)	—	—	481,500	—	—	—
Asset Management Fees (5)	42,800	—	86,060	—	—	—

	$270,031	$132,098	$1,248,089	$132,098	$74,560	$73,545

FOOTNOTES:

(1)	Amounts are recorded as due to related parties in the accompanying condensed consolidated balance sheets.
(2)	Amounts are recorded as stock issuance and offering costs in the accompanying condensed consolidated statements of stockholders’ equity.
(3)	Amounts are recorded as general and administrative expenses in the accompanying condensed consolidated statements of operations unless such amounts represent prepaid expenses, which are capitalized in the accompanying condensed consolidated balance sheets. For the quarter and nine months ended September 30, 2017, approximately $0.1 million and $0.3 million, respectively, of personnel expenses of affiliates of the Advisor are expected to be settled in accordance with the terms of the Expense Support Agreement.
(4)	For the nine months ended September 30, 2017, the Company incurred approximately $0.5 million in investment services fees of which approximately $0.5 million was capitalized and included in real estate investment properties, net in the accompanying condensed consolidated balance sheets. No such fees were incurred for the quarter ended September 30, 2017.
(5)	For the quarter and nine months ended September 30, 2017, the Company incurred approximately $42,800 and $86,100, respectively, in asset management fees, all of which are expected to be settled in accordance with the terms of the Expense Support Agreement.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2017 (UNAUDITED)

7.	Indebtedness

In March 2017, in connection with the Summer Vista acquisition, the Company entered into a secured mortgage loan agreement with Synovus Bank in the amount of approximately $16.1 million (“Summer Vista Loan”). The Summer Vista Loan matures on April 1, 2022, subject to two one-year extension options provided certain conditions are met. The Summer Vista Loan accrues interest at a rate equal to the sum of the London Interbank Offered Rate (“LIBOR”) plus 2.85%, with monthly payments of interest only for the first 18 months of the term of the Summer Vista Loan, and monthly payments of interest and principal for the remaining 42 months of the term of the Summer Vista Loan using a 30-year amortization period with the remaining principal balance payable at maturity. Prior to April 1, 2019, the interest payable on the Summer Vista Loan may be reduced to a rate equal to the sum of LIBOR plus 2.70% if, at such time, no event of default exists, certain debt yield thresholds are met, and at least $2,150,000 of the original outstanding principal balance of the Summer Vista Loan has been paid. The Company may prepay, without a penalty, all or any part of the Summer Vista Loan at any time.

The following table provides details of the Company’s indebtedness as of September 30, 2017 and December 31, 2016:

	September 30,	December 31,
	2017	2016
Mortgage and notes payable:
Mortgage loan (1)	$16,050,000	$—
Notes payable	312,500	312,500

Mortgage and notes payable	16,362,500	312,500
Loan costs, net	(186,097)	—

Total mortgage and notes payable, net	$16,176,403	$312,500

FOOTNOTE:

(1)	As of September 30, 2017, the Company’s mortgage loan is collateralized by the Summer Vista property.

The fair market value of the mortgage and notes payable was approximately $16.4 million as of September 30, 2017, which is based on current rates and spreads the Company would expect to obtain for similar borrowings. Since this methodology includes inputs that are less observable by the public and are not necessarily reflected in active markets, the measurement of the estimated fair values is categorized as Level 3 on the three-level valuation hierarchy.

The following is a schedule of future principal payments and maturity for the Company’s indebtedness for the remainder of 2017, each of the next four years and thereafter, in the aggregate, as of September 30, 2017:

2017	$—
2018	32,036
2019	199,072
2020	211,350
2021	224,386
Thereafter	15,695,656

$16,362,500

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2017 (UNAUDITED)

8.	Equity

Subscription Proceeds — As of September 30, 2017, the Company had received aggregate subscription proceeds of approximately $23.3 million (2.2 million shares), which includes $200,000 (20,000 shares) of subscription proceeds received from the Advisor prior to the commencement of the Offering, approximately $251,250 (25,125 shares) of subscription proceeds received in connection with a private placement made in 2016 and approximately $221,000 (22,100 shares) of subscription proceeds pursuant to the Reinvestment Plan.

Distributions — For the nine months ended September 30, 2017, the Company declared and paid cash distributions of approximately $477,400, which were net of class-specific expenses. In addition, the Company declared and issued stock dividends of approximately 14,300 shares of common stock during the nine months ended September 30, 2017.

For the nine months ended September 30, 2017, 100% of the cash distributions paid to stockholders were considered a return of capital to stockholders for federal income tax purposes. The distribution of new common shares to recipients is non-taxable. No amounts distributed to stockholders for the nine months ended September 30, 2017 were required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders’ return on their invested capital as described in the Company’s advisory agreement.

In September 2017, the Company’s board of directors declared a monthly cash distribution of $0.0480, less class-specific expenses, and a monthly stock dividend of 0.00100625 shares on each outstanding share of common stock on October 1, 2017, November 1, 2017 and December 1, 2017. These distributions and dividends are to be paid and distributed by December 31, 2017.

9.	Income Taxes

As of September 30, 2017, the Company recorded current deferred tax assets and net current tax expense related to deferred income at its TRS. The components of the income tax expense as of September 30, 2017 are as follows:

September 30,
2017
Current:
Federal	$(63,333)
State	(9,133)

Total current expense	$(72,466)

Deferred:
Federal	$26,446
State	4,142

Total deferred benefit	30,588

Income tax expense	$(41,878)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets as of September 30, 2017 are as follows:

Carryforwards of net operating loss	$—
Prepaid rent	21,043
Valuation allowance	9,545

Net deferred tax assets	$30,588

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2017 (UNAUDITED)

9.	Income Taxes (continued)

A reconciliation of the income tax expense computed at the statutory federal tax rate on income before income taxes is as follows:

	Quarter Ended		Nine Months Ended
	September 30, 2017		September 30, 2017
Tax benefit computed at federal statutory rate	$103,479	35.0%	$318,090	35.0%
Impact of REIT election	(114,441)	(38.7)%	(354,977)	(39.1)%
State income tax expense	(1,291)	(0.4)%	(4,991)	(0.5)%

Income tax expense	$(12,253)	(4.1)%	$(41,878)	(4.6)%

The Company analyzed its material tax positions and determined that it has not taken any uncertain tax positions. The tax year 2016 remains subject to examination by taxing authorities.

10.	Commitments and Contingencies

From time to time, the Company may be a party to legal proceedings in the ordinary course of, or incidental to the normal course of, its business, including proceedings to enforce its contractual or statutory rights. While the Company cannot predict the outcome of these legal proceedings with certainty, based upon currently available information, the Company does not believe the final outcome of any pending or threatened legal proceeding will have a material adverse effect on its results of operations or financial condition.

Refer to Note 6. “Related Party Arrangements” for information on contingent Restricted Stock shares due to the Company’s Advisor in connection with the Expense Support Agreement.

11.	Subsequent Events

Subscription Proceeds

During the period from October 1, 2017 through November 1, 2017, the Company received additional subscription proceeds of approximately $2.4 million (0.2 million shares).